As filed with the Securities and Exchange Commission on February 13, 2003

Registration No. 333-84660

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

Amendment No. 6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CALYPTE BIOMEDICAL CORPORATION

(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation or organization)	3826 Primary Standard Industrial Classification Code Number)	06-1226727 (I.R.S. Employer Identification No.)

1265 HARBOR BAY PARKWAY

ALAMEDA, CALIFORNIA 94502

(510) 749-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

NANCY E. KATZ

Chief Executive Officer and President

Calypte Biomedical Corporation

1265 Harbor Bay Parkway

Alameda, California 94502

(510) 749-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JOSEPH A. BARATTA, ESQ.

BARATTA & GOLDSTEIN

597 FIFTH AVENUE

NEW YORK, NEW YORK 10017

(212) 750-9700 (PHONE)

(212) 750-8297 (FAX)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒.

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☒.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of this Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)

Common Stock, $.001 par value per share	30,300,000	$0.210	$6,363,000	$599

(1)	Shares of common stock which may be offered pursuant to this registration statement, which shares are issuable upon conversion of secured convertible debentures. The number of shares of common stock registered hereunder represents a good faith estimate by the Company of the number of shares of common stock issuable upon conversion of the debentures. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the debentures, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.
(2)	Estimated in accordance with Rule 457(c) for the purpose of computing the amount of the registration fee based on the average of the bid and ask prices of the Company’s common stock on the Over-the-Counter Bulletin Board on March 19, 2002.
(3)	Previously paid with original filing on March 21, 2002, file # 333-84660.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2003

PROSPECTUS

CALYPTE BIOMEDICAL CORPORATION

30,300,000 Shares of Common Stock

•	This Prospectus relates to the resale of our common stock by the selling security holders of up to 30,300,000 shares of common stock of which 4,462,425 shares of common stock have been issued as a result of the conversion of the principal amount of $59,970, plus interest of our 12% secured convertible debentures, 25,752,575 shares of common stock that may be issued upon the conversion of the $465,030 of our 12% secured convertible debentures, and shares of common stock underlying 85,000 warrants issued as part of the consideration for the transaction.

•	We will not receive any proceeds from the sale of these shares. We will receive proceeds from the exercise of warrants issued to the selling stockholders and those proceeds will be used for general corporate purposes.

•	Bristol may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, in connection with its sales.

•	Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “CALY.” The last reported sales price for our common stock on January 31, 2003 was $0.084 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.

SEE “ RISK FACTORS” BEGINNING ON PAGE 4.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February    , 2003

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC.

1.	The Company’s Amended Annual Report filed on Form 10-K/A (No. 3) for the fiscal year ended December 31, 2001

2.	The Company’s Quarterly Report filed on Form 10-Q/A (No. 2) for the fiscal quarter ended March 31, 2002

3.	The Company’s Current Report on Form 8-K filed July 17, 2002

4.	The Company’s Quarterly Report on Form 10-Q/A (No. 2) for the fiscal quarter ended June 30, 2002

5.	The Company’s Current Report on Form 8-K/A filed January 21, 2003.

6.	The Company’s Quarterly Report filed on Form 10-Q/A (No. 3) for the fiscal quarter ended September 30, 2002.

7.	The Company’s Current Report on Form 8-K filed December 10, 2002.

8.	The Company’s Definitive Schedule 14A filed on January 14, 2003.

9.	The Company’s Current Report on Form 8-K filed on January 21, 2003.

A copy of our above-mentioned 10-K/A (No. 3) is included with this Prospectus. You may request another copy of the 10-K/A (No. 3), at no cost, by writing or telephoning us at the following address:

Calypte Biomedical Corporation

1265 Harbor Bay Parkway

Alameda, California 94502

Attention: President

Telephone: (510) 749-5100.

You should rely only on information incorporated by reference or provided in this Prospectus. We have not authorized anyone else to provide you with different information.

From time to time, information we provide or statements made by our directors, officers or employees may constitute “forward-looking” statements and are subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations subject to uncertainties and other factors which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events which may not prove to be accurate. Risks and uncertainties inherent in forward looking statements include, but are not limited to:

•	our ability to obtain additional financing that will be necessary to fund our continuing operations;

•	fluctuations in our operating results;

•	announcements of technological innovations or new products which we or our competitors make;

•	FDA and international regulatory actions;

•	availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

•	developments with respect to patents or proprietary rights;

•	public concern as to the safety of products that we or others develop;

•	changes in health care policy in the United States or abroad;

•	changes in stock market analysts’ recommendations regarding Calypte, other medical products companies or the medical product industry generally;

•	fluctuations in market demand for and supply of our products; and

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

For a further discussion of these and other significant factors to consider in connection with forward-looking statements, see the discussion in this Prospectus under the heading “RISK FACTORS”.

THE COMPANY

Calypte Biomedical Corporation (“Calypte” or the “Company” or “we”) believes that it is a leader in the development of a urine-based screening test for the detection of antibodies to the Human Immunodeficiency Virus, Type-1 (“HIV-1”), the putative cause of Acquired Immunodeficiency Syndrome (“AIDS”) as Calypte is the only company that has obtained Food and Drug Administration (“FDA”) approval for the marketing and sale of urine-based screening tests for the detection of antibodies to the HIV-1. The Company has integrated several proprietary technologies to develop a test which, in Company-funded clinical trials conducted by or on behalf of the Company, detected the presence of HIV antibodies in urine with 99.7% sensitivity (the ability of a test to identify a positive result) in subjects known to be HIV-1 infected (as identified through blood-based screening tests). In subjects at low risk for HIV (“low risk subjects”), the specificity of the screening test with a companion Western Blot supplemental test was 100%. In testing for the presence of HIV antibodies, the Food and Drug Administration (“FDA”) requires that a reactive result in a screening test be confirmed by a supplemental (second) test. In the case of Calypte’s HIV-1 antibody screening test, the Western Blot serves as the required supplemental test. Calypte believes that its proprietary urine-based test offers significant advantages compared to existing blood-based tests, including ease-of-use, lower costs, and significantly reduced risk of infection from collecting and handling specimens. Urine collection is non-invasive and painless, and urine is the most commonly collected body fluid. The Company estimates that most customers will find the cost of collecting, handling, testing and disposing of urine specimens to be significantly less than that of blood or other bodily fluid specimens. Independent studies report that the likelihood of finding infectious HIV virus in urine is extremely low, which greatly reduces the risk and cost of accidental exposure to health care workers, laboratory personnel, and patients being tested.

In order for us to successfully implement our business plan, we must overcome certain impediments. Specifically, in April of 2002, we announced the winding down of our business operations in that we lacked sufficient capital to continue to successfully implement our business model. Subsequently, in May of 2002, we announced an arrangement for new funding, which allowed for Calypte to resume and recommence regular business operations. Based upon our tenuous financial condition, our independent auditors have issued an opinion that raises substantial doubt about our ability to continue our business operations as a going concern. We continue to reassess our business plan and capital requirements as a result of the wind-down and subsequent restart of our operations. We do not believe that our currently available financing will be adequate to sustain operations at current levels through the first quarter of 2003 unless new financing is arranged. Although, as of December 31, 2002, we have completed new financings in which we have received an aggregate of approximately $6.8 million, exceeding the initial $5 million new funding commitment more fully discussed in Recent Developments, we do not know if we will succeed in raising additional funds through further offerings of debt or equity. We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we believe that we will need to arrange additional financing of at least $5 million in the next twelve months. There can be no assurance that subsequent additional financings will be made available to the Company on a timely basis or that the additional capital that the Company requires will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control and/or require stockholder approval, or require the Company to obtain waivers of certain covenants that are contained in existing agreements.

We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We would consider strategic opportunities, including investment in the Company, a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and there can be no assurance that such opportunity will be available to us on acceptable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, it will place the Company in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

We were incorporated as a Delaware corporation in 1996. As of January 31, 2003, we had approximately 70 full-time and contract employees. We are located at 1265 Harbor Bay Parkway, Alameda, California 94502, telephone number (510) 749-5100.

THE OFFERING

Common Stock outstanding as of January 31, 2003	155,614,521 shares

Shares offered by selling security holders	30,300,000 shares

Risk Factors	The shares involve a high degree of risk. Investors should carefully consider the information set forth under “RISK FACTORS”.

Use of Proceeds	We will not receive any proceeds from the sale of the shares by the selling security holders.

Over-the-Counter Bulletin Board trading symbol	CALY

RISK FACTORS

In addition to the other information in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully in evaluating our business before purchasing the shares offered in this Prospectus.

Risks Related to Our Financial Condition

If We are Unable to Obtain Additional Funds We May Have to Significantly Curtail the Scope of Our Operations and Alter Our Business Model.

We do not believe that our currently available financing will be adequate to sustain operations at current levels through the first quarter of 2003 unless new financing is arranged. Although, as of September 30, 2002, we have completed new financings in which we have received an aggregate of approximately $6.2 million (inclusive of $2.8 million of new financing as of June 30, 2002) ($6.8 million as of December 31, 2002) exceeding the initial $5 million CIG letter agreement commitment, we do not know if we will succeed in raising additional funds through further offerings of debt or equity. We must achieve profitability for our business model to succeed. Prior to accomplishing this goal, we believe that we will need to arrange additional financing of at least $5 million in the next twelve months. There can be no assurance that subsequent additional financings will be made available to the Company on a timely basis or that the additional capital that the Company requires will be available on acceptable terms, if at all. The terms of a subsequent financing may involve a change of control and/or require stockholder approval, or require the Company to obtain waivers of certain covenants that are contained in existing agreements.

As of September 30, 2002 our cash on hand was $19,000. We are actively engaged in seeking additional financing in a variety of venues and formats and we continue to impose actions designed to minimize our operating losses. We would consider strategic opportunities, including investment in the Company, a merger or other comparable transaction, to sustain our operations. We do not currently have any agreements in place with respect to any such strategic opportunity, and there can be no assurance that such opportunity will be available to us on acceptable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, it will place the Company in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

Our Independent Auditors have Stated that Our Recurring Losses from Operations and Our Accumulated Deficit Raise Substantial Doubt about Our Ability to Continue as a Going Concern.

The report of KPMG LLP dated February 8, 2002 covering the December 31, 2001 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. We will need to raise more money to continue to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.

Our Prior Announcement that We Would be Winding Down Our Business Operations May Have A Detrimental Effect on Our Business.

During the first quarter of fiscal year 2002, our financial condition and availability of operating funds deteriorated significantly to the point that in early April 2002, it was determined that we would need to curtail our business operations and possibly consider filing for bankruptcy protection. We announced that our financial condition had reached a critical point in mid April 2002 at which time we publicly announced and began the process of furloughing employees as a part of the winding down of our business operations. We had announced that the complete cessation of our business operations was a likely possibility at that time. Subsequently, in May of 2002, before we finalized the winding down process, we received a commitment for sufficient additional financing to allow us to resume our full operations. The winding down of operations and our subsequent recommencement of our business did not have a materially adverse effect on the majority of our relationships with suppliers and customers, however, we did encounter certain non-recurring costs associated with the re-start of operations in our second quarter and expect that these costs will continue through the remainder of 2002. Additionally, we experienced certain instances of delays in obtaining materials required for our manufacturing processes as a result of the need to develop payment arrangements with vendors concerned about our financial stability. Most of our supply arrangements with our materials vendors are currently on a cash-only basis, and some require the repayment of past due amounts in addition to payment for current orders.

Although to date we have not seen a significant adverse effect from our prior announcement of winding down and our subsequent recommencement of our business, there can be no assurances that it will not have an adverse effect on our future revenues and customer base. If we are unable to re-establish our manufacturing efficiency, including the ability to procure an orderly flow of manufacturing materials and supplies, we may subsequently have difficulty fulfilling orders and maintaining customers.

We May be Prevented from Continuing Our Business Operations in the Event of an Adverse Decision in a Legal Action Commenced Against Us by Our Former Counsel.

Our former counsel commenced a legal action against us for fees and expenses in the sum of $546,132.32 incurred for services rendered primarily between January 2001 and April 2002, plus $93,312 in interest, calculated through March 19, 2003 at 10% per annum on the claimed outstanding balance. The amount claimed in the legal action, including interest, is approximately 22% of our total assets as of September 30, 2002. While we believe we have meritorious defenses to the claims, there can be no assurances concerning the outcome of the litigation. An adverse decision resulting in a judgment against us would materially affect our ability to continue our business operations in their present form or at all.

Our Financial Condition has Adversely Effected Our Ability to Pay Suppliers, Service Providers and Licensors on a Timely Basis Which May Jeopardize Our Ability to Continue Our Operations and to Maintain License Rights Necessary to Continue Shipments and Sales of Our Products.

We have engaged in negotiations with our creditors to restructure and reschedule our payment of certain obligations. On February 12, 2002, we closed a restructuring of approximately of $1.7 million of our trade debt, including approximately $1.0 million of royalty obligations, pursuant to which 27 creditors agreed to discharge such debt and minimum royalty obligations in exchange for a total of 1.4 million shares of our common stock. As of September 30, 2002 our accounts payable totaled $2.8 million of which $2.3 million was over sixty days old. We currently have arrangements with suppliers primarily on a cash basis as well as paying down certain outstanding amounts due when making a current payment. These payments of past due amounts have averaged approximately $200,000 per month since the restart of operations in May 2002. As of September 30, 2002 we have accrued an aggregate of approximately $276,000 in royalty obligations to our key patent licensors, of which approximately $177,000 were past due. Although we anticipated that this amount could be brought current by the end of 2002 under agreed payment plans, we have been unable to remain current on our royalty payment obligations through December 31, 2002, making a total of approximately $215,000 delinquent as of December 31, 2002. The licenses attributable to past due royalty payments relate to technology utilized in both our urine EIA screening test and our supplemental urine and serum tests. Because of the interdependence of the screening and supplemental tests in our testing algorithm, the inability to use any one of the patents could result in the disruption of the revenue stream from all of our products. If we are unable to obtain additional financing on timely and acceptable terms, our ability to make payment on past due negotiated royalty obligations, make timely payments to our critical suppliers, service providers and to licensors of intellectual property used in our products will be jeopardized and we may be unable to obtain critical supplies and services and to maintain licenses necessary for us to continue to manufacture, ship and sell our products.

Additionally, certain vendors and service providers with whom we have not currently arranged payment plans have or may choose to bring suit against the Company to recover amounts they deem owing, as described in “Legal Proceedings”. While we may dispute these claims, should the creditor prevail and if additional financing is not available when required or is not available on acceptable terms, it will place the Company in significant financial jeopardy and we may be unable to continue our operations at current levels, or at all.

The Company and the Price of Our Shares May be Adversely Affected By the Public Sale of a Significant Number of the Shares Eligible for Future Sale.

At September 30, 2002, approximately 81 million or 78% (approximately 124 million or 82% at December 31, 2002), of the outstanding shares of our common stock are freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

From inception through September 30, 2002, the Company has issued approximately 103 million shares and raised $89 million. (Through December 31, 2002, the Company has issued approximately 152 million shares and raised $94 million.) At our Annual Meeting of Stockholders on September 20, 2001, our stockholders approved an increase in the number of authorized shares of the Company’s common stock from 50 million to 200 million, and we are currently requesting an increase in our authorized shares to 800 million at a Special Meeting of Stockholders scheduled for February 14, 2003. The continuing need to raise funds through the sale of equity in the Company will likely result in the issuance of a significant number of shares of common stock in relation to the number of shares currently outstanding. In the past, we have raised money through the sale of shares of our common stock at a discount to the current market price. Such arrangements have included the private sale of shares to investors on the condition that we register such shares for resale by the investors to the public. These arrangements have taken various forms including private investments in public equities or “PIPE” transactions, equity lines of credit, and other transactions summarized in the table included in the “Recent Developments” section of this document.

We will continue to seek financing on an as needed basis on terms that are negotiated in arms length transactions. Moreover, the perceived risk of dilution may cause our existing stockholders and other holders to sell their shares of stock, which would contribute to a decrease in our stock price. In this regard, significant downward pressure on the trading price of our stock may also cause investors to engage in short sales, which would further contribute to significant downward pressure on the trading price of our stock.

We Have Issued or Reserved for Issuance Under Certain Convertible Securities A Large Portion of Our Currently Authorized Common Stock and Our Failure to Obtain Stockholder Approval for an Increase in Our Authorized Common Stock Will Have an Adverse Effect on our Ability to Raise Working Capital Required to Fund Our Business Operations.

Our Amended Restated Certificate of Incorporation presently provides for 200,000,000 shares of common stock $.001 par value. Following the announced wind down of our business we commenced a restart of operations in May of 2002, and in order to do so, since the restart of our business operations we have issued a significant number of warrants, debentures and notes convertible into shares of our common stock as described in “Recent Developments” herein.

Upon conversion or exercise of these warrants, debentures and notes, and based upon the current trading price of our common stock, we do not have a sufficient number of shares available for issuance from our current authorized shares of common stock. Essentially all of our 200 million authorized common shares are either issued and outstanding or reserved, and, of these reserves, at September 30, 2002 approximately 18 million (9 million at December 31, 2002) are set aside for the CIG investments. In the event we fail to obtain shareholder approval to an amendment to our Amended Restated Certificate of Incorporation authorizing an increase in the number of authorized shares of common stock, we may be compelled to change our business plans due to an inability to raise additional working capital through the issuance of available shares of common stock or we may fail to have a sufficient number of shares for issuance upon exercise or conversion of issued and outstanding convertible securities.

We Have Incurred Losses in the Past and We Expect to Incur Losses in the Future.

We have incurred losses in each year since our inception. Our net loss for the nine months ended September 30, 2002 was $7.2 million and our accumulated deficit as of was $95.2 million. We expect operating losses to continue for up to the next several quarters as we continue our marketing and sales activities for our FDA-approved products and conduct additional research and development for product and process improvements and new products.

Risks Related to Our Recent Financings — Our Equity Line of Credit with Townsbury and the

Convertible Debentures and Warrants Agreement with Bristol and the CIG Financings

If the Price or the Trading Volume of Our Common Stock Does Not Sustain Certain Levels, We Will be Unable to Raise All or Substantially All of the Expected Proceeds Under Our Recent Financings, Which May Force Us to Significantly Curtail the Scope of Our Operations and Alter Our Business Plan.

The maximum amount of a draw down under the Townsbury equity line facility is equal to a formula based upon the weighted average price for our common stock and its trading volume during the 60 calendar day period immediately prior to the date that we deliver notice to Townsbury of our intention to exercise a draw down, multiplied by the number of days in the draw down period. We are allowed to exceed the maximum draw down amount only if we agree to set the minimum threshold price of the draw down, which is the stock price below which we will not draw down on the equity line, at 80% of the average of the five daily volume weighted average prices immediately prior to the issuance of the draw down notice. Days on which the price of our common stock is less than the minimum threshold price will be excluded from the calculation of the draw down amount and will therefore reduce the amount of funds that we may draw down.

As a result, if our stock price and trading volume fall below certain levels, then either the maximum draw down amount formula or the mandatory threshold price will probably prevent us from being able to draw down all $10 million pursuant to the Townsbury equity line facility. At current trading volume and pricing levels, and if we register additional shares, we could draw the entire $10 million under the line. However, should volume or price decrease, we might not be able to access the full line. For example, during the 60 calendar day period ended October 19, 2001, our weighted average stock price was $0.24 per share and our total trading volume was approximately 10.28 million shares. Based on those stock price and trading volume levels during such period, the maximum draw down amount available to us over the two-year term of the equity line facility would be approximately $4.4 million.

Similarly, the amount of funds that we may receive upon exercise of the warrants issued to Bristol in conjunction with the convertible debentures is likewise limited by our trading volume. We issued two types of warrants to Bristol — Class A and Class B warrants. Bristol has sole discretion over the exercise of the Class A warrants. However, provided there is an effective registration for the shares underlying the debentures and Class A and B warrants, Bristol may be obligated to exercise the Class B warrants whenever it converts the debentures and it is obligated to convert the debentures each month at a rate that will result in the exercise of a number of warrants equal to at least 7.5% of the trading volume of our shares for the 60 days immediately preceding the conversion. The exercise price of the Class B warrants is in turn set at the lesser of 75% of the average of the three lowest trading prices for our common stock for the twenty trading days immediately preceding the conversion and exercise and $0.215 per share. Accordingly, if the trading volume of our shares does not reach certain levels and our stock price declines significantly, the number of warrant shares that Bristol may exercise upon conversion of the debentures and the price that Bristol pays for such shares may decrease and reduce the amount of funds that we may receive upon exercise of the Class B warrants.

Therefore, if our trading volume and stock price decline, or if we fail to register all shares underlying the debentures and warrants, Bristol may not completely convert the debentures and the warrants, and we at current market prices may not receive the approximately $1.2 million in expected proceeds at September 30, 2002 ($0.8 million at December 31, 2002) from the issuance and conversions. If we are unable to draw down the full $10 million under the equity line and/or realize the expected proceeds from the debentures and warrants, we may have to curtail the scope of our operations as contemplated by our business plan.

We May be in Default In Payment of Principal and Interest Under the Terms of Our Previously Issued 8% Convertible Notes.

At the current time we are in the registration process for $525,000 of the Bristol Debentures and have not filed a registration statement for any CIG financing. As described more completely in footnote 3 to the recent financings table in Recent Developments, many of these financings have requirements for registration and impose liquidated damages for delays beyond 30 days from the transaction date allowed for filing a registration statement or 90 days for the registration to be declared effective. The convertible note transactions generally require liquidated damages at the rate of 2% of the original principal balance for each month’s delay. The PIPE financing at $0.05 per share requires liquidated damages at the rate of 250,000 shares of Calypte common stock for each 10 days of delay. In most instances, the investor has the option of receiving liquidated damages in either cash or the Company’s common stock, although the PIPE financing agreement specifies damages to be paid in stock. Liquidated damages attributable to registration delays on the convertible notes and debentures continue to accrue at a rate of approximately $78,000 per month plus 750,000 shares attributable to the PIPE transaction.

Our “Recent Financings” and the Issuance of Shares Pursuant to the “Recent Financings” May Cause Significant Dilution to Our Stockholders and May Have a Negative Impact on the Market Price of Our Common Stock.

The resale by Townsbury, Bristol and the investors through CIG of the common stock that they purchase from us has increased and will continue to increase the number of our publicly traded shares, which could put downward pressure on the market price of our common stock. As of September 30, 2002, of the 103.4 million shares outstanding (152 million at December 31, 2002), 45.7 million have been issued pursuant to these recent financings (50.2 million at December 31, 2002). Moreover, as all the shares we sell to Townsbury will be available for immediate resale, the mere prospect of our sales to the investor could depress the market price for our common stock. The shares of our common stock issuable to Townsbury under the equity line facility will be sold at 88% of the daily volume weighted average price of our common stock on the date of purchase subject to adjustment if our market capitalization increases significantly. If we were to require Townsbury to purchase our common stock at a time when our stock price is low, our existing stockholders would experience substantial dilution. As of September 30, 2002, 7.4 million registered shares remain available under the equity line (0.02 million at December 31, 2002).

Similarly, the shares of our common stock issuable to Bristol upon conversion of the debenture and exercise of the Class A warrant will be issued at a price equal to the lesser of 70% of the average of the 3 lowest trading prices of our common stock during the 20 trading days immediately preceding the conversion or exercise or at $0.115 per share. The shares issuable pursuant to the exercise of the Class B warrant will be issued at an exercise price equal to the lesser of 75% of the average of the 3 lowest trading prices of our common stock during the same period or $0.215 per share. We are registering 16.0 million shares for resale upon debenture conversions. Based on the market price of our common stock at September 30, 2002, the exercise of the Bristol Debentures and the A and B warrants would result in the issuance of an additional 27.1 million shares (35.8 million as of December 31, 2002).

Also, due to the decrease in the market price of Calypte’s common stock between September and December 2002, we are increasing the number of shares being registered in this agreement from 16.0 million to 30.3 million shares. This includes the required 2-times coverage on the shares underlying the outstanding debentures. It excludes shares underlying the $325,000 unissued debenture and the Class A and Class B warrants.

Further, the investors that have come to us through CIG, with agreements in place, have the ability to convert their Notes and Debentures, and their related warrant shares, into an additional 108.3 million shares based upon the market price of our common stock as of September 30, 2002 (144.9 million shares at December 31, 2002). The common stock and the common stock underlying the notes and debentures issued to CIG investors are unregistered and all of the agreements include ownership limitations by the investors that would prohibit a change of control. None of the Recent Financings permit ownership by the respective investors of more than 9.9% of the Company’s outstanding stock without the Company’s agreement. These common shares as well as the notes and debentures are convertible at discounts to the market price of our common stock.

Refer to the table in “Recent Developments” for a summary of potential dilution by type of security related to the Recent Financings.

Consequently, the issuance of shares to Townsbury pursuant to the equity line facility and to Bristol upon conversion and exercise of the debentures and warrants and to CIG investors on the purchase of their shares or the conversion of their Notes and Debentures will dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. In addition, depending on the price per share of our common stock during the life of these financings, we may need to register additional shares for resale to access the full amount of financing available, which could have a further dilutive effect on the value of our common stock.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

We Cannot Determine the Precise Amount by Which the Interests of Our Stockholders Will Be Diluted by Draw Downs and Conversions Under the Recent Financings Because the Number, Size and the Timing of Draw Downs, Debenture and Warrant Conversions, and the Minimum Threshold Price for Each Depends Upon a Number of Factors.

We have substantial discretion and are also subject to mandatory requirements regarding the number, size and timing of the draw downs and debt and warrant conversions that will occur under the Recent Financings. In addition, when we are not subject to mandatory draw downs under the equity line, at the time we make a draw down request, we have the right to limit the amount of dilution that will occur by setting a minimum threshold price below which shares may not be sold in that draw down. However, if we set the minimum threshold price at a level high enough to limit the sale of our shares, the amount of funds we can raise in that draw down will also be reduced. Some of the factors that we will consider in determining the size and amount of each draw down and the minimum threshold price are:

•	our short-term and long-term operating capital requirements;

•	our actual and projected revenues and expenses;

•	our assessment of general market and economic conditions;

•	our assessment of risks and opportunities in our targeted markets;

•	the availability and cost of alternative sources of financing; and

•	the trading price of our common stock and our expectations with respect to its future trading price.

Our discretion with respect to the number, size and timing of each draw down request is also subject to a number of contractual limitations.

We Cannot Determine the Precise Amount by Which the Interests of Other Stockholders Will be Diluted by Sales of Our Common Stock Under the Recent Financings Because the Number of Shares We Will Issue Depends Upon the Trading Price of the Shares During each Equity Line Draw Down and Debenture Conversion Period.

The number of shares that we will issue is directly related to the trading price and volume of our common stock preceding and during each draw down and debt conversion period. If the price of our common stock decreases, and if we decide to or are required to draw down on the equity line of credit, we will be required to issue more shares of our common stock for any given dollar amount invested by Townsbury. Similarly, the number of shares issuable pursuant to conversions of the debenture and the exercise of the Class B warrants increases as the trading price of our common stock decreases, although such number of shares is subject to a minimum equal to 12.5% of the trading volume for the 60 trading days immediately preceding the date of conversion up to a maximum of 2 million shares per month, which maximum may be waived by the Company. Accordingly, investors may find it difficult to predict the number of shares of our common stock that will be sold on the public market and which may adversely affect the market price of our common stock.

The Sale of Material Amounts of Our Common Stock Could Reduce the Price of Our Common Stock and Encourage Short Sales.

As we issue shares of our common stock pursuant to the Recent Financings and the investors then resell the common stock, our common stock price may decrease due to the additional shares in the market. As the price of our common stock decreases, and if we or as we decide to draw down on the equity line of credit, and as we are required to issue shares upon conversions of the debentures and Class B warrants, we will be required to issue more shares of our common stock for any given dollar amount invested. This may encourage short sales, which could place further downward pressure on the price of our common stock.

Because the Investors in the Recent Financings are Residents of Foreign Countries, It May be Difficult or Impossible to Obtain or Enforce Judgments Against Them and the Investors are also Subject to United States and Foreign Laws that Could Affect Our Ability to Access the Funds.

Townsbury, Bristol, and the unaffiliated investors who comprise CIG are off-shore investors and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on the investors within the United States. It may also be difficult or impossible to enforce judgments entered against the investors in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

As overseas investment funds, the investors are also subject to United States and foreign laws regulating the international flow of currency over which we have no control and which could affect the availability of the funds. Any delay in our ability to receive funds under the Recent Financings when expected could prevent us from receiving necessary capital and place us in significant financial jeopardy.

We Have Recently Reduced the Exercise Price of Certain Warrants Issued to Investors Which In Turn May Result in Dilution to Existing Shareholders As Well As a Downward Pressure on the Trading Price of Our Common Stock.

In accordance with the terms of previously negotiated warrants, we had the ability to reduce the exercise price of certain outstanding warrants, which may induce the warrant holder to exercise the warrants. We re-priced from $0.27 to $0.015 a 4.2 million share warrant issued pursuant to our equity line to Townsbury. The investor has exercised the warrant for the entire 4.2 million shares of our common stock and we received $63,000 in net proceeds. We had issued the warrant as an additional incentive for Townsbury to enter into the equity line, but not with the expectation of near-term receipt of proceeds from its exercise. In view of our precarious financial condition and our need for immediate cash with which to resume our operations, the reduction in exercise price served as a stimulus for the exercise and issuance of underlying shares of our common stock, which may have a dilutive effect on existing shareholders and place downward pressure on the trading price of our common stock otherwise known as a market overhang. We do not intend to issue securities that allow for reduction in the negotiated exercise price in the future unless the Company has no alternative with respect to raising financing for its continued operations.

Under the Terms of Our Recent Financings We Have or May Have to Grant Partial or Complete Liens On Substantially All of Our Assets.

In the event of a default under the terms of securities purchase agreements obtained as part our Recent Financings to date and in the future, the security holders can typically foreclose on the security interest in our assets. If this were to happen, we may be required to file a petition under Chapter 11 of the Bankruptcy Code seeking protection, or file Chapter 7 and liquidate.

Risks Related to the Market for Our Common Stock

We Have Been Removed From the Nasdaq SmallCap Market and We Are Uncertain How Trading on the Over the Counter Bulletin Board Will Affect the Liquidity and Share Value of Our Stock.

On July 13, 2001 our stock was removed from trading on the Nasdaq SmallCap Market as a result of the failure to comply with the Nasdaq Stock Market rules that required the minimum bid price for our common stock to exceed $1.00 per share and that we meet at least one of the following criteria:

•	have net tangible assets equal at least $2.0 million;

•	have market capitalization is equal to $35.0 million in public float; or

•	recognize net income of at least $500,000 in our most recent fiscal year or in two of our three previous fiscal years.

Beginning on July 13, 2001, our stock has traded on the Over-the-Counter Bulletin Board. Although the per share price of our common stock has declined since it was delisted from the Nasdaq SmallCap Market, trading volume in our stock has remained fairly constant. We are uncertain, however, about the long-term impact, if any, on trading volume and share value as a result of trading on the Over-the-Counter Bulletin Board.

The Price of Our Common Stock Has Been Highly Volatile Due to Several Factors Which Will Continue to Affect the Price of Our Stock.

Our common stock has traded as low as $0.012 per share and as high as $0.43 per share in the twelve months ended September 30, 2002 (and the twelve months ended December 31, 2002). Some of the factors leading to the volatility include:

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance;

•	fluctuations in our operating results;

•	concerns about our ability to finance our continuing operations;

•	financing arrangements, including the Recent Financings, and other financings, including but not limited to the investment commitment from the private investment group, which may require the issuance of a significant number of shares in relation to the number of shares currently outstanding;

•	announcements of technological innovations or new products which we or our competitors make;

•	FDA and international regulatory actions;

•	availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

•	developments with respect to patents or proprietary rights;

•	public concern as to the safety of products that we or others develop;

•	changes in health care policy in the United States or abroad;

•	changes in stock market analysts’ recommendations regarding Calypte, other medical products companies or the medical product industry generally; and

•	fluctuations in market demand for and supply of our products.

An Investor’s Ability to Trade Our Common Stock May Be Limited By Trading Volume.

The trading volume in our common shares has been relatively limited. A consistently active trading market for our common stock may not continue on the Over the Counter Bulletin Board. The average daily trading volume in our common stock on the Over the Counter Bulletin Board from the start of trading on July 13, 2001 through September 30, 2002 was approximately 746,000 shares. (Trading volume has increased in recent months and averaged over 2 million shares per day during the fourth quarter of 2002.) Daily volume during that period ranged from 13,200 shares to 8,623,400 shares. The average daily trading volume in our common stock on the Nasdaq SmallCap Market was approximately 386,000 shares for the twelve months ended July 12, 2001. Our daily volume during that period ranged from 33,800 to 22,257,600 shares.

Our Issuance of Warrants, Options and Stock Grants to Consultants for Services May Have a Negative Effect on the Trading Price of Our Common Stock.

During 2002, we have issued approximately 50 million shares of our common stock pursuant to warrants, options, and stock bonus grants to consultants, as more fully described in Recent Developments. As we continue to look for ways to minimize our use of cash while obtaining required services, we plan to issue additional warrants and options at or below the current market price. In addition to the potential dilutive effect of a large number of shares and a low exercise price for the warrants and options, there is the potential that a large number of the underlying shares may be sold on the open market at any given time, which could place downward pressure on the trading price of our common stock.

Our Common Stock is Subject to the “Penny Stock” Rules of the SEC and the Trading Market In Our Securities is Limited, Which Makes Transaction in Our Stock Cumbersome and May Reduce the Value of an Investment in Our Stock.

Shares of our common stock are “penny stocks” as defined in the Exchange Act, which are traded in the Over-The-Counter Market on the OTC Bulletin Board. As a result, investors may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock being registered hereby. In addition, the “penny stock” rules adopted by the Commission under the Exchange Act subject the sale of the shares of our common stock to certain regulations which impose sales practice requirements on broker/dealers. For example, brokers/dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Included in this documents are the following:

•	the bid and offer price quotes in and for the “penny stock”, and the number of shares to which the quoted prices apply.

•	the brokerage firm’s compensation for the trade.

•	the compensation received by the brokerage firm’s sales person for the trade.

In addition, the brokerage firm must send the investor:

•	a monthly account statement that gives an estimate of the value of each “penny stock” in the investor's account.

•	a written statement of the investor’s financial situation and investment goals.

Legal remedies, which may be available to you as an investor in “penny stocks”, are as follows:

•	if “penny stock” is sold to you in violation of your rights listed above, or other federal or states securities laws, you may be able to cancel your purchase and get your money back.

•	if the stocks are sold in a fraudulent manner, you may be able to sue the persons and firms that caused the fraud for damages.

•	if you have signed an arbitration agreement, however, you may have to pursue your claim through arbitration.

If the person purchasing the securities is someone other than an accredited investor or an established customer of the broker/dealer, the broker/dealer must also approve the potential customer’s account by obtaining information concerning the customer’s financial situation, investment experience and investment objectives. The broker/dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission’s rules may limit the number of potential purchasers of the shares of our common stock.

Resale restrictions on transferring “penny stocks” are sometimes imposed by some states, which may make transaction in our stock more difficult and may reduce the value of the investment. Various state securities laws pose restrictions on transferring “penny stocks” and as a result, investors in our common stock may have the ability to sell their shares of our common stock impaired.

Risks Related to Our Business

Our Business Operations May be Curtailed as a Result of a Temporary Protective Order Obtained by Our Former Counsel or a Potential Attachment in Connection with Pending Litigation Against Us.

As described more completely in “Legal Proceedings”, in the legal action by our former counsel to recover the sum of $546,132.32 plus interest of $93,312 for claimed past due legal fees and expenses, our former counsel obtained a temporary protective order which limits our ability to make payments from our operating bank account in California. At present, the Company’s California-based operations generate less cash, including corporate property converted into cash, than the permitted payment in the temporary protective order. The temporary protective order permits us to only issue payments for current payroll, taxes, COD deliveries of goods and legal expenses in connection with the legal proceeding. The temporary protective order may change the Company’s overall operations by affecting its ability to fund its California-based research and development, which impacts its relationship with the FDA and other agencies, as well as its sales and manufacturing activities. The Company believes that the temporary protective order may interfere with its timetable for its research and development and manufacturing of its products and with its ability to raise needed working capital to fund the Company’s continued operations. Further, its sales and marketing and certain other activities that are based in California may be impacted as the temporary protective order permits only limited payments of present payroll, COD goods, taxes and certain legal expenses connected with the Heller action in California using California funds. Although the use of its California accounts may be restricted, the Company maintains full use for any corporate purpose of its accounts in other areas. As a result, new investors can deposit funds in these accounts and the Company can maintain its operations, purchase inventory and maintain its commitments to other vendors, as was the case prior to the temporary protective order. A security bond in the sum of $10,000 was posted by our former counsel to obtain the protective order. We have filed an application to vacate the protective order, and we intend to contest the claims and dispute the billing charges as excessive. In the event of an adverse decision or if the protective order is not lifted, our business operations will be materially curtailed as we will be prevented from conducting research and development, advertising and utilizing our available funds in our California account for general working capital purposes in our business except as provided by the temporary protective order. A hearing is scheduled for March 19, 2003 by Heller to obtain a Writ of Attachment. Should Heller obtain the Writ of Attachment, the Company may be prevented from using any of its California funds for any purpose until the liability is satisfied. All cash on deposit in California and corporate property in California converted into cash, up to the amount of the potential judgment, would be set aside until the judgment is rendered. Until that amount is reached only funds in accounts in other areas could be used to pay for the Company’s operations and commitments, including its California operations and California research and development and its sales expenses. Essentially, the Company would have to set aside approximately $640,000.00 at which time it could then operate as normal. An attachment may permit Heller to obtain custody of some of the Company’s California property, which in turn would materially impair the Company’s business. At January 31, 2003, the Company had cash of approximately $20,000 on deposit in its California accounts and approximately $34,000 in other areas.

Our Quarterly Results May Fluctuate Due to Certain Regulatory, Marketing and Competitive Factors Over Which We Have Little or No Control.

The factors listed below, some of which we cannot control, may cause our revenues and results of operations to fluctuate significantly:

•	actions taken by the FDA or foreign regulatory bodies relating to our products;

•	the extent to which our products and our HIV and STD testing service gain market acceptance;

•	the timing and size of distributor purchases;

•	introductions of alternative means for testing for HIV by competitors; and

•	customer concerns about the stability of our business which could cause them to seek alternatives to our product.

We Have Limited Experience Selling and Marketing Our HIV-1 Urine-Based Screening Test.

Our urine-based products incorporate a unique method of determining the presence of HIV antibodies and we have limited experience marketing and selling them either directly or through our distributors. Calypte’s success depends upon the ability of domestic marketing efforts to penetrate expanded markets and upon alliances with third-party international distributors. There can be no assurance that:

•	our direct selling efforts will be effective;

•	we will obtain any expanded degree of market acceptance among physicians, patients or health care payors; or others in the medical or public health community which are essential for expanded market acceptance of the products;

•	our international distributors will successfully market our products; or

•	if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

We have had FDA approval to market our urine HIV-1 screening and supplemental tests in the United States and have been marketing these products since July 1998. We have achieved significant market penetration within the domestic life insurance industry. Based upon our internal estimates, we believe that as of the end of 2001, out of approximately 7 million HIV-1 tests given by the domestic life insurance industry in 2001, approximately 0.7 million were administered with our urine based tests. However, we have not achieved significant market penetration in domestic public health agency or international markets. A disruption in our distribution, sales or marketing network could reduce our sales revenues and cause us to either cease operations or expend more resources on market penetration.

Our Distribution and Sales Network for U.S. Hospitals, Public Health and Reference Laboratory Markets Has Thus Far Failed to Yield Significant Sales and Revenues.

Domestic health agencies are a fragmented marketplace with many small outlets which makes achieving market acceptance difficult. In that we lack sufficient working capital, we have experienced difficulty in penetrating independent public health markets and agencies as sales to public agencies require direct selling efforts. As a result, we entered into distribution agreements with distributors of medical products to domestic healthcare markets, including the distribution agreement announced in September 1999 with Carter Wallace Inc. and the Sentinel HIV and STD Testing Service announced in May 2000. Due to the fragmented nature of the domestic health care market place, among other factors that may have been encountered by the distributor, these agreements did not yield significant sales and revenues and we terminated the agreement with Carter-Wallace effective March 31, 2001. We have expanded our own direct sales force to penetrate the domestic healthcare markets and, in conjunction with other business partners, have re-launched Sentinel. If our efforts to market our products to domestic hospitals, public health and reference laboratories fail to yield significant amounts of revenue, we may have to cease operations.

We Depend Upon the Viability of Three Primary Products — Our HIV-1 Urine-Based Screening Test and Our Urine and Blood Based Supplemental Tests.

Our HIV-1 urine-based screening test and urine and blood-based supplemental tests are our only products. In addition, we have from time to time been able to make significant sales of our HIV viral lysate or antigen stock (a protein or carbohydrate substance capable of stimulating an immune response) that we use in producing our Western Blot tests. Our HIV viral lysate is an inactivated and disrupted HIV virus preparation used in, and is a byproduct of, the manufacturing of our Western Blot supplemental test. Accordingly, we may have to cease operations if our screening and supplemental tests fail to achieve market acceptance or generate significant revenues.

We Have Experienced a Decrease in the Sale of Our Cambridge Biotech Serum Western Blot Test

Our Cambridge Biotech HIV -1 Serum Western Blot kit is the first of four supplemental blot tests for blood HIV-1 antibodies licensed by the FDA. The Western Blot test has been in commercial distribution for more than nine years. We sell the serum based Western Blot test for HIV-1 as a supplemental test to HIV-1 screening test products made by other manufacturers. In the fiscal year ended December 31, 2001, Western Blot sales accounted for 42% of our revenues. Western blot test sales to bioMerieux Inc., our largest distributor that year, accounted for a total 25% of our sales revenues. Subsequent to our re-start of operations in May 2002, we have not sold any of our Western Blot test to bioMerieux although we have signed several new customers, including Adaltis, Inc., which is a new distributor, and other smaller customers who previously purchased from bioMerieux and who now purchase directly from us. As there is limited competition in the supplemental testing market and the cost and time attributed to the only known production process makes it unlikely that additional companies will seek to qualify and engage in the production of these supplemental tests, we expect to regain our market share. Until this occurs, the loss in sales to bioMerieux will have a detrimental impact on our cash flow and may (1) delay or disrupt our plans to expand the Company's business and (2) require us to raise additional equity capital, thereby further increasing dilution, which could place further downward pressure on the price of our common stock. A more complete discussion of our revenues and customers can be found in a new “Customer Trends” section of the MD&A in our 1934 Act filings, which are incorporated herein by reference on page 1 of the S-2 Pre-effective Amendment No. 4.

We May Experience a Decrease In The Sales of Our HIV Viral Lysate Which Previously Accounted For a Material Amount of Our Revenue.

Our HIV viral lysate is a component of the production of our urine based screening tests. There is a limited demand for our HIV viral lysate, which we have in the past been able to sell to certain customers. The sale of viral lysate accounted for approximately 20% of our revenue for the fiscal year ended December 31, 2001. This large percentage of revenues attributed to the sale of our HIV viral lysate may have resulted from our principal customer stockpiling larger than normal quantities of our viral lysate in light of our tenuous financial condition in an effort to avoid a potential interruption of supply. As a result of such stockpiling, we may experience a decrease in the level of our sales of HIV viral lysate. However, as we view our HIV viral lysate as a manufacturing component, its sale is not considered to be a major contributor to our anticipated future revenue, but rather a supplemental revenue source.

We May Not be Able to Successfully Develop and Market New Products That We Plan to Introduce.

We plan to develop other urine-based diagnostic products including a rapid HIV screening test and tests for other infectious diseases or health conditions. There are numerous developmental and regulatory issues that may preclude the introduction of these products into commercial sale. If we are unable to demonstrate the feasibility of these products or meet regulatory requirements with respect to their marketing, we may have to abandon them and alter our business plan. Such modifications to our business plan will likely delay achievement of milestones related to revenue increases and achievement of profitability.

Our Products Depend Upon Rights to Technology That We Have Licensed From Third Party Patent Holders and There Can be No Assurance That the Rights We Have Under These Licensing Agreements are Sufficient or That We Can Adequately Protect Those Rights.

We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge Biotech Corporation, Repligen Corporation, and the Texas A&M University System. We also have the right to use patent and proprietary rights material to the manufacture and sale of our HIV-1 serum-based supplemental test under a licensing agreement with National Institutes of Health. In the event our financial condition inhibits our ability to pay royalty payments due under our license agreements, our rights to use those licenses could be jeopardized. Specifically, in the past fiscal year, revenues subject to the New York University, Cambridge Biotech, Repligen and Texas A&M license agreements were $2.0 million and revenues subject to the National Institutes of Health agreement were $4.3 million. The loss of any of the foregoing licenses could have a materially adverse effect on our ability to continue to produce our products in that the license agreements provide necessary proprietary processes or components for the manufacture of our products. As of September 30, 2002 we had accrued an aggregate of approximately $178,000 in past due royalty obligations to our patent licensors.

In addition, we were notified by the National Institutes of Health (“NIH”) of its claim that our HIV-1 urine-based test products are also subject to the patent under which we license our serum-based supplemental test. The NIH had requested payment of additional license fees for past shipments plus a royalty on future shipment of our urine-based products. We informed the NIH that we disagreed with its analysis of the patent in question. On March 6, 2002, the NIH agreed that our Western Blot supplemental urine-based test, but not our EIA urine-based HIV-1 screening test, would be subject to the patent and we amended our license agreement with the NIH accordingly.

We Rely on Sole Source Suppliers that We Cannot Quickly Replace for Certain Components Critical to the Manufacture of Our Products.

Among the critical items we purchase from sole qualified source suppliers are various conjugates, fetal bovine serum, and HIV-positive and HIV-negative urine samples. Any delay or interruption in the supply of these or other sole source components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales. In addition, if our financial condition reduces our ability to pay for critical components on a timely basis, our suppliers may delay or cease selling critical components to us, which could also impair our ability to manufacture. We typically do not have long-term supply agreements with these suppliers, instead using purchase orders to arrange for our purchases of materials.

We Have Limited Experience in Manufacturing Our Products and Little Experience in Manufacturing Our Products In Commercial Quantities.

Our lack of working capital has resulted in material production difficulties in the past including problems involving:

•	scaling up production of new products;

•	developing market acceptance for new product;

•	production yields;

•	quality control and assurance;

•	raw material supply; and

•	shortages of qualified personnel.

These difficulties that we have and may experience in the future could effect our ability to meet increases in demand should our products gain market acceptance and reduce growth in our sales revenues.

The Success of Our Plans to Enter International Markets May Be Limited or Disrupted Due to Risks Related to International Trade and Marketing and the Capabilities of Our Distributors.

We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. More specifically, in October 2002, we completed a new agreement for the distribution of our products in the Peoples’ Republic of China that calls for minimum purchases of $3 million over the two-year term of the agreement, and which also provides for a two-year extension contingent upon the distributor’s performance. This agreement can be terminated by either party upon ninety days notice. Additionally, the Company has entered into a Memorandum of Understanding with Safe Blood for Africa Foundation. The memorandum serves as a non-binding understanding between the parties to enter into a formal distribution agreement whereby Calypte would appoint Safe Blood for Africa as its exclusive distributor (excluding the HIV-1 Serum Western Blot) for its in vitro diagnostic test kits for a period of ten years to all public and private entities whose primary activity is related to the collection and processing of human blood donations in sub-Saharan Africa. We believe that our urine-based test can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood or other bodily fluid samples. However, sales to international customers in our fiscal year ended December 31, 2001 and in the first three quarters of 2002 accounted for 5% and 1% respectively of our revenue. A majority of the companies we compete with in the sale of HIV screening test actively market their diagnostic products outside of the U.S. In addition, as regulatory requirements for HIV screening tests outside the United States are less demanding than those of the FDA, we compete with our EIA products against a much wider range of competitors that may not be FDA approved. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets including HIV-1/HIV-2 tests, rapid tests and other non-EIA format tests, which are not approved for sale in the U.S. market. There can be no assurances that our products will compete effectively against these products in foreign markets, or that these competing products will not achieve FDA approval. The following risks may limit or disrupt our international sales:

•	the imposition of government controls (regulatory approval);

•	export license requirements;

•	political instability;

•	trade restrictions;

•	changes in tariffs;

•	difficulties in managing international operations (difficulty in establishing a relationship with a foreign distributor with the financial and logistical ability to maintain quality control of product);

•	fluctuations in foreign currency exchanges rates;

•	the financial stability of our distributors;

•	the financial capabilities of potential customers in lesser-developed countries or, alternatively, our inability to obtain approvals which would enable such countries access to outside financing; such as the World Bank

•	the ability of our distributors to successfully sell into their contractual market territory or to successfully cover their entire territory;

•	the possibility that a distributor may be unable to meet minimum contractual commitments; and

•	establishing market awareness.

Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to successfully market our products in foreign markets. Any such failure will delay or disrupt our plans to expand the Company’s business.

We Face Intense Competition in the Medical Diagnostic Products Market and Rapid Technological Advances by Competitors.

Competition in our diagnostic market is intense and we expect it to increase. The marketplace where we sell our products is divided into two segments: (i) screenings, and (ii) confirmatory testing. Within the United States, our competitors for screening test include a number of well-established manufacturers of HIV tests using blood samples, plus at least one system for the detection of HIV antibodies using oral fluid samples sold by Orasure Technologies, Inc. With the confirmatory segment of the market, we offer the only FDA approved urine-based test in conjunction with a blood-based test. Bio-Rad Laboratories, Inc. is the only other company that offers a confirmatory blood test. In addition to our urine and blood-based confirmation test, Orasure also offers a saliva based confirmatory test that competes with our test. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours. These developments could render our technologies or products obsolete or noncompetitive or otherwise affect our ability to increase or maintain our products’ market share.

Our Ability to Market Our Product Depends Upon Obtaining and Maintaining FDA and Foreign Regulatory Approvals.

Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States. In addition, our facilities are inspected periodically by the FDA with regard to the sufficiency of our manufacturing records and production procedures and we must continue to satisfy the FDA’s concerns in order to avoid regulatory action against us.

If we fail to comply with FDA regulations, or if the FDA believes that we are not in compliance with such regulations, the FDA can:

•	detain or seize our products;

•	issue a recall of our products;

•	prohibit marketing and sales of our products; and

•	assess civil and criminal penalties against us, our officers or our employees.

We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us by delaying or reducing the growth in our sales revenue or causing us to expend more resources to penetrate our target markets. The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would be likely to have a material adverse effect on Calypte by disrupting our marketing and sales efforts.

Our Research and Development of HIV Urine Tests Involves the Controlled Use of Hazardous Materials.

There can be no assurance that the Company’s safety procedures for handling and disposing of hazardous materials such as azide (a chemical added to some of the liquid Calypte kit components to act as a preservative. If present in high concentrations, there is a possibility of an explosive reaction if not diluted with water) will comply with applicable regulations. In addition, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on the Company.

We May Not Be Able to Retain Our Key Executives and Research and Development Personnel.

As a small company, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

As a Small Manufacturer of Medical Diagnostic Products, We Are Exposed to Product Liability and Recall Risks For Which Insurance Coverage is Expensive, Limited and Potentially Inadequate.

We manufacture medical diagnostic products, which subjects us to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims that exceed our insurance coverage could have a material adverse effect on us. We maintain a $10,000,000 claims made policy of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liability that we incur in connection with clinical trials or sales of our products.

Our Charter Documents May Inhibit a Takeover.

Certain provisions of our Certificate of Incorporation and Bylaws could:

•	discourage potential acquisition proposals (i.e. shareholder rights plan also known as a “poison pill”);

•	delay or prevent a change in control of Calypte;

•	diminish stockholders’ opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price;

•	inhibit increases in the market price of our common stock that could result from takeover attempts; or

•	the Board of Directors discretionary right to designate specific rights and preferences of preferred stock greater than those of our common stock.

We Have Adopted a Stockholder Rights Plan That Has Certain Anti-takeover Effects.

On December 15, 1998, the Board of Directors of Calypte declared a dividend distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent “distribution date” defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by the Company because the Rights do not become exercisable in the event of an offer or other acquisition exempted by Calypte’s Board of Directors.

Our Board of Directors has Certain Discretionary Rights With Respect to Our Preferred Shares That May Adversely Effect the Rights of our Common Stockholders.

Our Board may without shareholder approval designate and issue our preferred stock in one or more series. Additionally, our Board may designate the rights and preferences of each series of preferred stock it designates which may be greater than the rights of our common stock. Potential effects on our common stock may include among other things:

•	restricting dividends;

•	dilution of voting power;

•	impairment of liquidation rights; and

•	delay or preventing a change in control of the Company.

RECENT DEVELOPMENTS

On August 23, 2001, when the price of the Company’s common stock was $0.21, the Company and a private investment fund signed a common stock purchase agreement for the future issuance and purchase of up to $10 million of the Company’s Common Stock over a twenty-four month period. The initial closing of the transaction occurred in October 2001. Under this arrangement, the Company, at its sole discretion, may draw down on this facility, sometimes termed an equity line, from time to time, and the investment fund is obligated to purchase shares of the Company’s Common Stock. In conjunction with this purchase agreement, the Company also issued the investment fund a 7 year warrant to purchase 4.2 million shares of the Company’s common stock at $0.27 per share. In November 2001, the Registration Statement became effective, and the Company began selling its stock to the investment fund.

On February 12, 2002, the Company completed a restructure of $1.7 million of its past due accounts payable and certain 2002 obligations with 27 of its trade creditors. Under the restructuring, the Company issued approximately 1.4 million shares of its common stock at various negotiated prices per share with the trade creditors in satisfaction of the specified debt. The issuance of shares was exempt from registration pursuant to Regulation D of the Securities Act. The Company agreed to use its best efforts to register the shares within 45 business days of the closing date. As of the current date, the Company has not filed the registration statement, however, the agreement does not provide for any specific penalties on the Company for its failure to file a registration statement within the prescribed period.

The Company had previously disclosed in November 2001 that it was conducting an offering of up to $10 million of its equity securities under Regulation S. Under the proposed offering, equity securities would be offered at a discount to the current market price to overseas investors. The discount to market was to be determined during the term of the offering. There was no investor interest in the proposed offering, and as such, the Company elected not to proceed with the Regulation S offering previously announced, and the offering was terminated.

Wind Down and Restart of Operations

Summary

In mid-April 2002, as a result of insufficient cash to continue its operations, the Company announced that it was winding down its operations and might have to cease its operations entirely and file for bankruptcy. The Company immediately furloughed all but a few manufacturing and administrative employees, making no separation payments or payments of accrued vacation to any employees. The manufacturing employees who were retained completed certain lots of in-process inventory and readied them for sale and were then also furloughed. Immediately prior to the re-start, the Company had terminated all but 5 employees, retaining only the minimum necessary to ensure regulatory compliance for the Company’s facilities should additional financing enabling a restart become available. Upon receipt of the initial Cataldo Investment Group (“CIG”) financing, the Company recalled key management and manufacturing employees and began the process of resuming its manufacturing operations. Other employees, such as administrative and sales personnel, were recalled in stages as required and as funding permitted. The Company had 73 employees prior to its wind-down and, as of September 30, 2002, had reduced its annual cash salary and benefits by approximately $1 million. As of the date of this prospectus, the Company has returned to the pre-wind-down level. Not all of the pre-wind-down employees were rehired. The Company believes its current complement is sufficient to meet its operational needs.

The costs of the wind-down and re-start are difficult to quantify precisely, but the Company believes that the lower margins experienced since those of the fourth quarter of 2001, when gross margin reached 25%, are primarily the result of the wind-down and restart. The margin reduction reflects both the inherent inefficiencies in the restart of the Company’s manufacturing processes, including the excess overhead and capacity costs incurred, as well as the lower sales demand resulting from abnormally-large purchases prior to the wind-down and the time required to rebuild demand among customers concerned with our longer-term stability.

Additionally, the Company has incurred incremental general and administrative costs attributable to consultants employed in the restart process and in investor relations initiatives within the financial community.

Details of Wind Down and Restart

Calypte publicly announced on April 17, 2002 that the Company was winding down its operations as it did not have sufficient working capital or the necessary funds to continue with its business plan or operations.

On May 9, 2002, the Company entered into a letter agreement with CIG whereby CIG agreed to provide approximately $1.5 million within 90 days and an aggregate of at least $5 million over the next 12 months to fund Calypte’s operations. Accordingly, the Company restarted its operations. CIG is essentially a de facto entity comprised of a number of unaffiliated accredited investors assembled by Mr. Anthony Cataldo, the Company’s executive chairman to facilitate investments in the Company. Mr. Cataldo does not have an affiliation or any agreements with any of the individual investors that are categorized as CIG. As a condition precedent to the initial investment, Mr. Cataldo requested that he be appointed Executive Chairman in connection with the restart of the Company’s operation. Additionally, Mr. Cataldo was granted a temporary limited right on behalf of CIG to appoint new directors constituting a majority of the Board of Directors. During the time period of the right, Mr. Cataldo recommended the appointment of one director, as a result of the resignation of a director during the limited time period. Mr. Paul Kessler, a Director of Bristol Investment Fund, Ltd., which was an investor in a company with which Mr. Cataldo had been previously affiliated, initially made the introduction of Mr. Cataldo to the Company as an existing security holder of the Company who was concerned about the Company winding down its business affairs and its investment (holdings) in the Company. Thereafter, Mr. Cataldo arranged for new financings, which were categorized under the acronym CIG. The individual investors that comprise the de facto entity referred as to CIG are not affiliated and Mr. Cataldo has disclaimed any affiliation or beneficial ownership with the individual investors that comprise CIG. To the best of the Company’s knowledge, the individual investors of CIG are not affiliated with each other. Mr. Cataldo was a designee of the investors chosen in light of the tenuous financial condition of the Company at the time of the new financing. He continues to actively pursue raising the necessary capital to fund the Company’s on-going operations. There are no defined terms with respect to investments that can be attributed to CIG and as such all financing arrangements must be negotiated on an individual basis.

Mr. Cataldo was not a stockholder and had no previous contact with the Company prior to the announced wind down of the business in April 2002. The Company’s Board of Directors validated his references, determined that Mr. Cataldo had the skills required to perform as Chairman of the Company in its present condition, and offered him an agreement on May 10, 2002.

Mr. Cataldo has known certain investors or principals of certain investment funds that have been aggregated under the Cataldo Investment Group (“CIG”) acronym prior to their investment in the Company and Mr. Cataldo’s association with the Company as a result of his business experience and his role in managing other companies. Specifically, Mr. Cataldo has known Mr. Paul Kessler, as described previously, through affiliations in a previous company managed by Mr. Cataldo. Additionally, Mr. Cataldo has no beneficial ownership rights or affiliations with any of the individual investors that have been aggregated under CIG. Mr. Cataldo has used his business relationships to locate potential accredited investors.

Each financing that has been aggregated as a part of CIG has been the subject of a separate agreement between the Company and the investor.

Since CIG is used only as an acronym to track the Company’s financings since its restart of operations in May 2002, new investors who provide funds for the Company have been aggregated under this acronym along with investors who provided the initial restart financing in May 2002. The Company’s Board of Directors has approved the terms of each financing transaction since the Company’s restart and has taken into account the merits of the specific transaction, the Company’s immediate and long-term requirements for cash, and alternatives, if any, available at the given time.

Mr. Cataldo receives no consideration or payment from either the Company or investors as a result of any CIG investments. Mr. Cataldo’s compensation is recited in his employment agreement, which is described herein. The Company has determined to aggregate all investments received since its restart under the acronym CIG and to attribute them to the $5 million that was to be invested in the Company as set forth in the investment commitment letter by CIG. In excess of $5 million in investments have been attributed to CIG to date.

The Company has determined to aggregate all investments received from parties with whom it did not previously have financing agreements since its restart and through May 10, 2003 under the acronym CIG and to attribute them to the $5 million that was to be invested in the Company as set forth in the investment commitment letter by CIG. In excess of $5 million in investments have been attributed to CIG to date.

To date, to the best of the Company’s knowledge, all investors that have been aggregated under the acronym CIG are offshore investors. Additional new investors not a part of the original CIG investment in the Company may be referred to going forward under the acronym CIG.

There can be no assurance that the terms of the additional capital that the Company requires will be made available to the Company on a timely basis and there can be no assurance that such capital will be available on acceptable terms, if at all. Any failure to secure additional financing on a timely basis will place the Company in significant financial jeopardy.

In conjunction with the acceptance of the CIG financing proposal, the Company’s Board of Directors appointed Anthony J. Cataldo as Executive Chairman and further agreed to issue to Mr. Cataldo an aggregate of 7,966,666 stock options pursuant to an employment agreement negotiated between Mr. Cataldo and the independent members of the Board of Directors. Mr. Cataldo was appointed to the Board replacing David E. Collins, who resigned as Chairman of the Board and from the Board of Directors. On May 10, 2002, when the market price of our common stock was $0.03 per share, Mr. Cataldo was granted fully-vested options to purchase 1,966,666 shares of the Company’s common stock at $0.015 per share and options to purchase 6,000,000 shares of the Company’s common stock at $0.03 per share, with the option to purchase 3,000,000 shares vested immediately and the option to purchase the remainder vested on the one-year anniversary of the option grant. The options have a five-year term.

Subsequently, in the fourth quarter of 2002, the Company renegotiated the terms of Mr. Cataldo’s agreement, canceling the option grants in excess of the 900,000 shares permitted by the Company’s 2000 Equity Incentive Plan to be issued annually to a plan participant and deferring a portion of his salary. The additional 7,066,666 previously-granted options will be reissued out of the employee option plan, subject to stockholders approval of a future proposal to significantly increase the share authorization for that Plan and to permit annual grants of up to 10 million shares to an individual plan participant. The Company has also deferred approximately 30% of Mr. Cataldo’s cash compensation, which the Company is accruing, until such time as it is mutually agreed the Company is in a financial position to compensate him in accordance with the terms of his agreement. In return for these concessions, the 7,066,666 options will be fully vested upon stockholder approval on the day of the annual meeting. All other terms and conditions remain unchanged.

The following table summarizes our 2002 Recent Financings (the Convertible Debenture Agreement with Bristol, the CIG Financings and the Equity Line of Credit with Townsbury) through December 31, 2002 (6): (Table in thousands, except share price and per share data.)

Investor (1)	Conversion Feature	Gross Amount $000	Net Amount $000	Transaction Date	Calypte Closing Price			Shares Issued (000)/ $000 Redeemed		Shares Issuable at December 31, 2002 (2)
Bristol:
12% Convertible Debenture ($850,000 total commitment)	Lesser of (1) 70% of the average of lowest 3 trading prices for 20 days preceding conversion or (2) $0.115	$425		2/11/02		$0.25		$4,462/ 60
		$100		5/10/02		$0.03

		$525	$468							22.1 million

Class A Warrant	Lesser of (1) 70% of the average of lowest 3 trading prices for 20 days preceding conversion or (2) $0.115	$0	$0	2/11/02		$0.25		0		1.7 million
Class B Warrant	Lesser of (1) 75% of the average of lowest 3 trading prices for 20 days preceding conversion or (2) $0.215	$0	$0	2/11/02		$0.25		0		12.0 million
CIG Financings: (3)
8% Convertible Notes
Alpha Capital Aktiengesellshaft	Lesser of (1) $0.10 or (2) 70% of the average of the 3 lowest trades for 30 days preceding conversion	$500		5/24/02		$0.12
Stonestreet Limited Partnership		$500		5/24/02		$0.12
Filter International Ltd.		$150		5/24/02		$0.12
Camden International Ltd.		$250		5/24/02		$0.12		$4,324/ 70
Camden International Ltd.		$100		5/24/02		$0.12
Domino International Ltd.		$150		5/24/02		$0.12		$4,324/ 70
Thunderbird Global Corporation		$75		5/24/02		$0.12
BNC Bach International Ltd.		$200		5/24/02		$0.12
Excalibur Limited Partnership		$200		5/24/02		$0.12
Standard Resources Ltd.		$100		5/24/02		$0.12

		$2,225
SDS Capital International Ltd.		$300		7/10/02		$0.34
Camden International Ltd.		$100		7/10/02		$0.34

Excalibur Limited Partnership		$250		7/24/02		$0.22

		$2,875

Stonestreet Limited Partnership		$250		8/21/02		$0.13

		$3,125	$2,594							90.3 million

8% Convertible Debentures
Su So	80% of the lower of the average closing bid or trade price for the 5 days preceding conversion, but not less than $0.10	$100	$85	6/17/02		$0.14		$1,100 100	(4)/	0
Jason Arasheben	70% of the lower of the average closing bid or trade price for the 5 days preceding conversion, but not less than $0.10	$100	$85	7/03/02		$0.27		$475 100	(4)/	0

10% Convertible Note
BNC Bach International Ltd.	Lesser of (1) $0.05 or	$150	$150	5/14/02		$0.14	;	$0/ 24		4.1 million

(Note: on 7/14/02 the maturity date was extended until 12/31/02; on December 27, 2002, the maturity date was extended until January 15, 2003; on January 15, 2003, the maturity date was subsequently extended until March 17, 2003)

	(2) 60% of the average of 3 lowest closing bid prices for 22 days preceding conversion				$ $ $	0.36 on 7/14/02; 0.064 on 12/27/02 0.060 on 1/15/2003

Investor (1)	Conversion Feature	Gross Amount $000		Net Amount $000		Transaction Date	Calypte Closing Price	Shares Issued (000)/ $000 Redeemed		Shares Issuable at December 31, 2002 (2)

12% Convertible Debentures
Mercator Momentum Fund, L.P. ($2.0 million commitment)	85% of the average of the 3 lowest trading prices for the 20 trading days preceding conversion, but not less than $0.05	$550 first tranche of $2 million commitment	,	$345	(5)	9/12/02	$0.10	500 $0	(4)/	41.5 million
Mercator Momentum Fund, L.P.	80% of the average of the 3 lowest trading prices for the 20 trading days preceding conversion, but not less than $0.05	$300		$240		10/22/02	$0.13	0		6.0 million
Mercator warrant	$0.10 per share	0		0		10/22/02	$0.13	0		3.0 million

PIPE at $0.05 per share
Careen Ltd.	$0.05 per share	$200		$200		8/28/02	$0.16	4,000		0
Caledonia Corporate Group Limited		$200		$200		8/28/02	$0.16	4,000		0

Townsbury: Equity Line
January 2002 to March 29, 2002	88% of volume weighted average price during draw down pricing period	$993		$938		Five draws		5,619
May 10, 2002 to December 31, 2002		$1,936		$1,728		Nine draws		17,873		0.02 million
Townsbury Warrant–repriced from $0.27 per share on 5/10/02	$0.015 per share	$63		$63		5/10/02	$0.03	4,193		0

(1)	The Bristol debentures and warrants and all of the CIG financings were issued under exemptions provided by Regulation S. The Company could issue no shares under the equity line with Townsbury until it had completed an effective registration for the underlying shares. The warrants issued to Townsbury were issued under an exemption provided by Regulation S.

(2)	Based on the total investor commitment and market prices as of December 31, 2002, where applicable. The market price of Calypte stock on December 31, 2002 was $0.054 per share and the low market price as defined in the agreements was approximately $0.036 per share based on market prices in the previous 20 to 30 days prior to December 31, 2002.

(3)	At this time we are currently in the registration process for $525,000 of the Bristol Debentures and have not begun the process for any CIG financing. Many of these financings have requirements for registration and impose liquidated damages for delays beyond 30 days from the transaction date allowed for registration. The convertible note transactions generally require liquidated damages at the rate of 2% of the original principal balance for each month’s delay. The PIPE financing at $0.05 per share requires liquidated damages at the rate of 250,000 shares of Calypte common stock for each 10 days of delay beginning November 27, 2002. The Company has incurred approximately $100,000 in liquidated damages resulting from the delay in registration of the Bristol Debentures and approximately $446,000 in liquidated damages attributable to the delay in the registration of the remaining financings. In most instances, the investor has the option of receiving liquidated damages in either cash or the Company’s common stock, although the PIPE financing agreement specifies damages to be paid in stock. As of December 31, 2002, all of the registration penalty provisions have been triggered, except for those in the Mercator agreements, however, the Company has neither paid cash nor issued stock in payment of liquidated damages. Based on current prices, the payment of liquidated damages in stock as of December 31, 2002 would require the Company to issue approximately 14.5 million shares of its common stock. Liquidated damages attributable to registration delays on the convertible notes and debentures continue to accrue at a rate of approximately $78,000 per month (or approximately 2.2 million shares at current prices) plus 750,000 shares attributable to the PIPE transaction. Refer to “Risks Related to Our Recent Financings” and “12% Convertible Debentures and Related Warrants” sections of this document for additional discussion.

(4)	Represents fee shares

(5)

Reflects a 10% cash commitment fee on the entire $2 million commitment paid to the Mercator Group less additional fees and expenses. An additional $250,000 is available upon the filing of a registration statement, a further $500,000 is available within five (5) business days following the effective date of a registration statement. The Company will file a post-effective amendment to the registration statement no sooner than thirty (30) but no more than seventy five (75) days following effectiveness of the first registration for the shares underlying the balance of the debenture ($700,000) and the balance of funds will be available within five (5) business days of the effectiveness of the post-effective amendment.

(6)	Subsequent to December 31, 2002, the Company entered into a $1.0 million 10% convertible debenture transaction with Mercator Focus Fund, L.P. and repaid the $0.3 million 12% debenture issued to Mercator Momentum Fund, L.P., as described in the Company’s Current Report on Form 8-K filed on January 21, 2003 and incorporated herein by reference.

In May 2002 Calypte also issued warrants and options to purchase 19,000,000 shares of its Common Stock under agreements with consultants to perform legal, financial and business advisory services associated with the restart of its operations. The warrants were issued at $0.015 per share on May 9, 2002 when the market price of our common stock was $0.03 per share. The option was granted at $0.03 per share on May 10, 2002, when the market price of our common stock was $0.03 per share. All of the warrant and option grants were non-forfeitable and fully-vested at the date of issuance and were registered for resale by the consultants under Form S-8. The consultants have exercised all the warrants and options and Calypte has issued 19 million shares and received proceeds of $292,500. Due to our financial condition, Calypte continues to look for ways to minimize use of our cash while obtaining required services; accordingly, we may continue to issue options, warrants, or stock grants in consideration for additional consulting services. All but one of the consulting agreements discussed above expired in August and we have entered into new agreements for legal, financial, business advisory, and other services including introductions and arrangements with respect to potential domestic and international product distribution agreements, assistance with international product trials and regulatory qualifications, and the development of synergistic relationships with appropriate public service organizations. In November 2002, Calypte issued warrants to purchase 28.5 million shares of our common stock and stock grants for 2.1 million shares of our stock to consultants under the terms of these new agreements. We issued 10.5 million warrants at an exercise price of $0.05 per share on November 1, 2002, when the market price of our stock was $0.14 per share. We issued an additional 18.0 million warrants at an exercise price of $0.05 on November 20, 2002, when the market price of our common stock was $0.09. All of the warrants and stock grants were issued as fully vested and non-forfeitable at the date of issuance and were registered for resale by the consultants under Form S-8. We received aggregate proceeds of approximately $1.4 million by December 31, 2002 from the exercise of the warrants and issued 29.6 million shares of our common stock pursuant to the warrant exercises and stock grants. We may continue to issue options and warrants at significant discounts to market or issue direct stock grants in return for necessary consulting services. We would subsequently register the underlying shares on a Form S-8 for resale by the consultants.

The table below summarizes the services of our more significant consultants, including some with whom we entered into consulting agreements in both May 2002 and November 2002. All of the consultants have directly reported to, received direction from, and provided advice to our Executive Chairman.

Consultant	Services Provided

Peter Benz	General and synergistic business advisory services; business introductions related to the Company’s risk management requirements and payroll services

David Mun Gavin	European strategic opportunity consulting and business introductions for potential synergistic business opportunities

Anshuman Dube

Business introductions and arrangements for establishing potential distribution relationships in India, Indonesia, South Korea and other Asian countries; assistance with completion of the Company’s clinical trials by the World Health Organization; general business and capital structure advisory services

Michael Rudolph	Assistance with arranging settlements with the Company’s creditors, budgeting and strategic financial planning

George Furla	Research regarding venues for product advertising; assistance in developing the Company’s marketing strategy; researching potential strategic partners

Other Recent Developments—Non-Financing Related

In October 2002 in conjunction with the release of the Company’s third quarter results, the Company stated that it anticipated sequential revenue growth of 50 to 75% for the fourth quarter in comparison to the third quarter. The comments were made based on fourth quarter shipments already completed, orders for the Company’s products in hand at the time of the statement, and the Company’s expectations regarding its ability to fulfill those orders by the end of the quarter.

In January 2003, the Company announced the hiring of Dr. J. Richard George as Vice President of Governmental Affairs. In this newly created position, Dr. George will be responsible for working with a variety of public sector and government-sponsored agencies around the world to increase awareness of the importance of HIV testing, highlight the benefits of urine-based testing, develop HIV testing programs and secure capital to fund programs. Although the Company is optimistic that Dr. George’s efforts will increase awareness of both HIV testing and the Company’s urine-based testing products, there can be no assurance that his role will be successful in securing capital for funding testing or other programs. Further, there can be no assurance that funds secured, if any, would be received on a timely basis.

The Company continues to pursue its initiatives for the expansion of the awareness of HIV testing and the benefits of urine testing through other means as well. A recent study conducted by The Johns Hopkins University entitled “Screening for HIV Infection in High-Risk Communities by Urine Antibody Testing,” published in the December 2002 volume of the Journal of Acquired Immune Deficiency Syndromes utilized Calypte’s HIV-1 EIA and Western Blot Urine tests to determine that urine-based HIV screening is effective. The study concluded that, “Urine-based screening for HIV infection in high-prevalence inner city communities can be an effective tool for identifying and treating infected persons who are unaware of their infection.” The Community Healthcare Network (“CHN”) informed the Company in December 2002 that it would be adding the Calypte Urine HIV-1 Test to its menu of testing services. CHN is a not-for-profit organization in New York City that oversees a network of nine health care centers and three mobile vans, which reach over 60,000 individuals and their families annually.

In December 2002, the Company received U.S. Food and Drug Administration (FDA) approval to eliminate the lot release testing requirement for the company’s HIV-1 Urine EIA test. This change in requirements is expected to reduce the production-to-market time by two to eight weeks and decrease associated production costs. Additionally, in November 2002, the Company passed a follow-up inspection to maintain its International Standardization Organization (“ISO”) 9001, ISO 13485 and EN 46001 certifications following a two-day examination focused on the Company’s quality systems.

The Company continues to pursue its international distribution initiatives. In October 2002, the Company completed a new agreement with Zhong Yang Pute Co. for the exclusive distribution of our HIV-1 Urine EIA and Urine Western Blot tests and the non-exclusive distribution of our HIV-1 Serum Western Blot tests in the Peoples’ Republic of China. Specifically, the agreement grants distribution rights for any use by the military force of the Peoples’ Republic of China and any other field of use excluding drug rehabilitation and criminal justice in the provinces of Beijing, Shanghai, Jiangsu, Zhejiang, Hubei, Hebei, Henan, Shanxi, Shaanxi, Nei Mongol, Liaoning, Sichuan, Shandong, Guangdong, Helongjiang, Anhui, Guangxi, Fujian, Jianxi and Tianjin. The agreement calls for minimum purchases of $3 million over the two-year term of the agreement, and provides for a two-year extension contingent upon the distributor’s purchase of a specified minimum number of tests (HIV-1 EIA – 1,500,000 tests the first twelve months and 2,500,000 tests the second twelve months; Cambridge Biotech HIV-1 Western Blot – 15,000 tests the first twelve months and 30,000 tests the second twelve months) during the original term of the agreement. The agreement can be terminated by either party upon ninety days notice.

Effective December 10, 2002, for a period of ninety days, the Company has entered into a Memorandum of Understanding with Safe Blood for Africa Foundation. The memorandum serves as a non-binding understanding between the parties to enter into a formal distribution agreement whereby Calypte would appoint Safe Blood for Africa as its exclusive distributor (excluding the HIV-1 Serum Western Blot) for its vitro diagnostic test kits for a period of ten years to all public and private entities whose primary activity is related to the collection and processing of human blood donations in sub-Saharan Africa. Under the terms of the Memorandum of Understanding, the Company has agreed to provide 125,000 Calypte Urine EIA tests to Safe Blood for Africa at no charge other than shipping costs. There is no assurances that the Company and Safe Blood for Africa will enter into a formal distribution agreement, or if the parties enter into an agreement, that the terms will result in material revenue to the Company.

In July 2002, the Company announced that the World Health Organization (“WHO”) had completed Phase One evaluations of three Calypte HIV-1 Urine tests. The evaluations were carried out at the WHO’s collaborating laboratory at the Institute of Tropical Diseases in Antwerp, Belgium. Two of the tests evaluated are already US FDA-approved HIV-1 antibody tests, one being the Company’s screening EIA and the other, its supplemental Western Blot. The third test that was evaluated is a modified version of the screening EIA which is currently marketed only outside the United States. The detailed results of the Phase One evaluations have now been published by the WHO in its report “HIV Assay’s Operational Characteristics (Phase I), Report 13—Urine Specimens and Oral Fluid (Saliva)”. The Company believes that this is an important first step as it permits the Company to move to the second and final phase of testing with the WHO. WHO approval, represented by the publishing of its report, may expand the Company’s ability to sell in lesser-developed countries and its endorsement can make Calypte’s approved products available to these countries through World Bank financing. Although the WHO has not yet determined a firm start date, all three tests will undergo a second and final phase of testing during 2003 at a limited number of remote sites chosen by the WHO. Should Phase II not be successfully completed, our ability to finance business in, and therefore to sell into, lesser developed countries will be limited, which could significantly extend the timing of our penetration of these markets.

In spite of its cash constraints, the Company has continued to pursue its initiative to develop a rapid test for the detection of HIV-1 antibody in urine as its primary new product effort. Assuming the Company completes the development of its rapid test and ultimately obtains FDA and/or Tier 1 international regulatory approval, the Company believes that the interest in and reaction to its rapid test data presented and product prototypes discussed at venues such as the XIV International AIDS Conference in Barcelona in July 2002 and the US Conference on Aids in September 2002 indicate significant sales potential for this product, as it will move HIV testing beyond the laboratory and into the field. In October 2002, Company representatives met with FDA officials to establish the testing and validation protocol that will be used for U.S. regulatory approval of the rapid test. The Company had intended to file the protocol with the FDA by the end of 2002, but since it has now decided to self-manufacture the rapid test and needs to internally implement the necessary procedures and complete other steps that will be required prior to filing the protocol, it now expects to file the protocol in mid-2003. Based on the long-term economic benefits of the improved margins associated with self-manufacture versus contract-manufacture and regulatory (FDA) compliance considerations, specifically since the Company’s plants are already qualified to manufacture HIV diagnostic products, the Company determined that self-manufacture of its proposed urine rapid test would be more advantageous, even though that decision extended the anticipated timeline for protocol submission to the FDA by several months through the middle of 2003. Domestic sales of the product are not anticipated within the next twelve months as the Company must first conduct U.S.-based clinical trials pursuant to the protocol to be filed. There is generally a 12 to 18 month period from the submission of the testing protocol until US FDA approval, at which time an applicant can begin sales in the US other than for research purposes.

In his January 31, 2003 remarks on fighting global and domestic HIV/AIDS, President George W. Bush stated that the U.S. Department of Health and Human Services has waived Clinical Laboratory Improvements Amendments of 1988 (CLIA) regulations for another manufacturer’s recently marketed HIV-1 rapid blood test. This waiver eliminates the requirement for laboratory involvement for a rapid test and represents the first step in moving HIV testing into the field, including emergency rooms, outreach clinics, community-based organizations and physician’s offices. After completion of US clinical studies, Calypte will be filing its Rapid HIV Urine Test by using a modular pre-market approval (PMA) application approach. After receiving PMA approval, Calypte will file for approval of a CLIA waiver.

The Company cannot begin a phase one WHO trial for the rapid test until the product is finalized and the protocol submitted to the FDA. At that time, the Company expects to be able to obtain Tier 1 international regulatory approval and begin product distribution internationally. While the Company plans to use its urine platform to target a broad range of infectious diseases, those efforts are in the early research and evaluation stage and are not expected to result in revenues until 2004 at the earliest.

Unaudited Preliminary Summary Results of Operations for the Quarter and the Year Ended December 31, 2002

Following are unaudited preliminary summary results of operations for the quarter and the year ended December 31, 2002. This information is subject to change.

Revenues for the year ended December 31, 2002 are anticipated to be approximately $3.6 million, a decrease of approximately $3.2 million from $6.8 million for the year ended December 31, 2001. This represents a decrease of over 46% from a year ago. Calypte’s 2002 operations and results were significantly impacted by the after-effects of the second quarter decision that resulted in an almost-complete wind down of its operations due to insufficient cash to fund continuing operations.

Revenues for the quarter ended December 31, 2002 are anticipated to be approximately $0.8 million. This represents sequential revenue growth of approximately 60% for the fourth quarter in comparison to the third quarter, within the guidance of 50% to 75% noted above. It does, however, represent a decrease in revenues of approximately $1.5 million or 65% from $2.3 million in revenues in the fourth quarter ending December 31, 2001, reflecting the impact of the wind down.

Operating expenses, which include cost of goods sold, R&D and selling, general and administrative costs, for the year ended December 31, 2002 are anticipated to be approximately $16.1 million, an increase of approximately $0.8 million or 5% from $15.3 million in the year ended December 31, 2001. Included in selling, general and administrative expenses for the year ended December 31, 2002 are over $3 million in non-cash charges related to the grants of common stock and fully-vested options and warrants as compensation for services. The greatest use of these non-cash expenses occurred in the fourth quarter ending December 31, 2002 and accounts for over $2.6 million of that quarter’s expenses or approximately 45% of that quarter’s operating expenses. During the year ended December 31, 2001 non-cash stock compensation was approximately $0.3 million.

The net loss attributable to common stockholders in the year ended December 31, 2002 is anticipated to be approximately $13.4 million, an increased loss of approximately $4 million or 45% from $9.2 million in the year ended December 31, 2001. This change reflects both the lower revenues and the increased non-cash operating expenses. It also includes an increase in interest expense, which is primarily non-cash expense related to the financings, and extraordinary income. There were no extraordinary items in the fourth quarter of either year.

There are no material changes in liquidity since the last reported financial information of September 30, 2002. The Company continues to incur operating losses and cash spending remains steady and cash levels remain low. We support our operations through additional investment as described in Recent Financings. A summary of Recent Financings through December 31, 2002 is included in the table beginning on page 24.

LEGAL PROCEEDINGS

On January 27, 2003, an action was filed in San Francisco County Superior Court against the Company by Heller Ehrman White & McAuliffe, LLP (“Heller”), the Company’s former attorneys. The claim is for unpaid legal fees and expenses in the sum of $546,132.32 incurred for services rendered primarily between January 2001 and April 2002, plus $93,312 in interest, calculated through March 19, 2003 at 10% per annum on the claimed outstanding balance. The Company has accrued for the disputed fees and expenses, in the respective periods incurred, excluding interest.

Heller obtained a temporary protective order limiting the payments that the Company may make, although the order permits the Company to pay certain payments (present payroll, COD goods, taxes and certain legal expenses connected with the Heller action). At present, the Company’s California-based operations generate less cash, including corporate property converted into cash, than the permitted payments in the temporary protective order. The temporary protective order affects the Company’s operations by limiting its ability to pay obligations from its California account. Prior to the service of this order, the Company had made payments from its California account to support all of its operations. The temporary protective order may change the Company’s overall operations by affecting its ability to fund its California-based research and development, which impacts its relationship with the FDA and other agencies, as well as its sales and manufacturing activities. The Company believes that the temporary protective order may interfere with its timetable for its research and development and manufacturing of its products and with its ability to raise needed working capital to fund the Company’s continued operations. Further, sales and marketing and certain other activities that are based in California may be impacted as the temporary protective order permits only limited payments, as described above, in California using California funds. Although the use of its California accounts may be restricted, the Company maintains full use for any corporate purpose of its accounts in other areas. As a result, new investors can deposit funds in these accounts and the Company can maintain its operations, purchase inventory and maintain its commitments to other vendors, as was the case prior to the temporary protective order. Heller posted a $10,000 security bond in order to obtain the temporary protective order.

While the Company is continuing settlement discussions with respect to this matter, it has also filed an application to vacate the order, and intends to contest the claim and dispute some of the specific billing charges claimed by Heller. A hearing is scheduled for March 19, 2003 by Heller to obtain a Writ of Attachment. Should Heller obtain the Writ of Attachment, the Company may be prevented from using any of its California funds for any purpose until the liability is satisfied. All cash on deposit in California and corporate property in California converted into cash, up to the amount of the potential judgment, would be set aside until the judgment is rendered. Until that amount is reached only funds in accounts in other areas could be used to pay for the Company’s operations and commitments, including its California operations and California research and development and its sales expenses. Essentially, the Company would have to set aside approximately $640,000.00 at which time it could then operate as normal. The Company intends to assert a counter-claim against Heller for excessive billing and other damages. An attachment may permit Heller to obtain custody of some of the Company’s California property, which in turn would materially impair the Company’s business. The Company believes that it has meritorious defenses to Heller’s claims and that the Company’s claims have merit.

On January 24, 2003, the Company was informed that a former vendor of the Company, Validation Systems, Inc. (“Validation”), had commenced an action in Santa Clara County Superior Court on an open book account in the amount of $79,614.02, incurred between April 1999 and July 2002 and which the Company accrued, concurrently, plus $20,156 in interest, at the rate of 10% per annum until payment, wherein it has claimed that it rendered services related to the validation of biomedical equipment and processes at the Company’s facilities. The Company intends to contest the claim as the alleged services claimed by Validation were not performed in a timely fashion and were unable to be used by the Company. Additionally, the Company intends to assert a counter-claim against Validation for damages as a result of losses due to Validation’s failure to timely perform validation services that would have been utilized by the Company. The Company believes that it has meritorious defenses to the action and that the Company’s claims have merit.

USE OF PROCEEDS

We will not realize any proceeds from the sale of the common stock by the selling security holders; rather, the selling security holders will receive those proceeds directly. However, we have and will receive cash upon the purchase of a debenture. To date, we have received $525,000 of the $850,000 debentures subscribed to by Bristol. The funds that we have received and will receive will be used for general working capital purposes. Additionally, we will receive cash upon the exercise of the warrants issued to the selling security holders. We are obligated to pay 10% of the cash that we receive upon exercise of the warrants to Alexander Dunham Securities, Inc., a licensed broker-dealer, in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants. We intend to use the balance of the proceeds from the exercise of the warrants for general working capital purposes including the development of new products and the expansion of our direct sales efforts.

DILUTION

The issuance of further shares and the eligibility of issued shares for resale will dilute our common stock and may lower the price of our common stock. If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share you pay for the common stock and the pro forma as adjusted net tangible book value per share of our common stock at the time of sale. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

The net tangible book value (deficit) of our common stock as of September 30, 2002, was ($6,258,000) or approximately ($0.0605) per share. Assuming that:

•	on September 30, 2002, if we had issued a total of 7.9 million shares to Bristol upon conversion of the remaining $465,030 outstanding balance of the original $525,000 face value of convertible debentures (calculated based on the lesser of 70% of the average of the three lowest trading prices of our common stock for the 20 trading days preceding September 30, 2002 or $0.059 and $0.115); and

•	then our pro forma net tangible book value as of September 30, 2002 would have been ($5,793,000), or approximately ($0.0520) per share.

This represents an immediate increase in the net tangible book value (deficit) of approximately $0.0085 per share to existing stockholders on September 30, 2002. This also represents an immediate dilution in net tangible book value of approximately $0.0520 per share to all acquirers of common stock in this offering.

The actual dilution to you may be greater or less than in this example, depending on the actual price you pay for shares, the actual prices at which we issue shares to Bristol under the convertible debentures and how many of the vested options and warrants outstanding have been exercised at the time of your investment.

12% SECURED CONVERTIBLE DEBENTURES AND RELATED WARRANTS

General

The Company and Bristol signed a securities purchase agreement dated February 11, 2002. Pursuant to the purchase agreement, Bristol agreed to purchase 12% secured convertible debentures for an aggregate of $850,000, all of which mature two years after issuance. The first debenture, in the amount of $425,000, was purchased by Bristol on February 11, 2002, a second debenture in the amount of $100,000 was purchased by Bristol on May 10, 2002, and additional debentures, in the amount of $325,000, may be purchased by Bristol. Under the Security Purchase Agreement, Bristol would be obligated to purchase the second debenture no later than ten (10) business days after the effective date of a registration statement for the shares of common stock underlying the debenture, provided that there are no material adverse effects on the business operations, assets, financial conditions or prospects of the Company or its subsidiaries, if any, as of the date of the effectiveness of the registration statement and so long as the shares underlying the debenture (in the amount of $325,000) are included in the Registration Statement. However, since the Company is not including the shares underlying the $325,000 of the debenture in the current Pre-Effective Amendment to the Registration Statement, Bristol is not obligated to purchase the $325,000 of the remaining debenture. The Company will not register the shares underlying the $325,000 remaining debenture until it has been issued and is at market risk. The purchase agreement provides for damages equal to 3% (on a monthly basis) of the outstanding principal balance of the debentures (including accrued interest), payable in cash or shares of common stock issued at the “Conversion Price” (as defined below), in the event that the Company breaches the representations, warranties or covenants contained in the purchase agreement and fails to cure such breach within three days or in the event that the Company fails to maintain a certain number of authorized shares, file financial statements on a timely basis and maintain a public listing for our common stock as set forth in the purchase agreement.

Bristol has waived any defaults attributable to non-registration through February 14, 2003, however, the liquidated damages owed to Bristol for failing to obtain an effective registration by the date required in the Registration Rights Agreement total approximately $120,000 as of the date of this Prospectus.

Interest

The debentures will bear interest at the annual rate of 12% payable quarterly in common stock or cash at the option of Bristol.

Conversion and Price

Bristol has the right to immediately convert debentures into shares of our common stock. The conversion price for both debentures (the “Conversion Price”) is equal to the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to the conversion date discounted by 30% and (ii) $0.115. In addition, upon effectiveness of a registration statement for the shares of common stock underlying the debentures and Class A and B warrants, Bristol may be required to convert the debentures at a monthly rate equal to 5% of the aggregate trading volume of our common stock for the 60 trading days immediately preceding such conversions up to a maximum of 2 million shares per month, subject to waiver of such limitation by the Company. For example, if the average trading volume of our common stock is 100,000 shares per day for 60 trading days, the aggregate trading volume of our common stock for those 60 trading days is 6,000,000 shares. Bristol would be required to convert 5% of the aggregate trading volume of 6,000,000, or 300,000 shares of common stock.

Security Interest

In order to induce Bristol to purchase the debentures, we have granted Bristol a first priority security interest in collateral that consists of substantially all of our assets, both tangible and intangible, including, but not limited to all of our inventory and equipment, all of our contract and intellectual property rights and all of our receivables. In the event that we default on the debentures, Bristol would have the right to take possession of the collateral and dispose of it to the extent necessary to satisfy our obligations under the securities purchase agreement and the debentures. Bristol would also have the right to operate the Company as necessary to accomplish the foregoing.

Registration Rights

We have agreed to register approximately an amount of our common stock equal to 200% of the common stock issuable upon conversion of $525,000 face value the debentures. We will be responsible for penalties of 2% (on a monthly basis) of the outstanding principal balance of the debentures (including accrued interest) for the first 30 days and 3% (on a monthly basis) of the outstanding principal balance of the debentures thereafter if this registration statement is not filed within the allotted time frame. The same penalties shall apply if the registration statement is filed in a timely manner but the registration statement is not effective within 120 days after  February 11, 2002 or if this registration statement is declared effective but the shares issued upon the conversion or exercise of the debentures cannot be sold pursuant to this registration statement or if the Company’s common stock ceases to be traded on the Over-the-Counter Bulletin Board. In addition, we are required to have registered twice the number of shares that could be issued upon the conversion of the then-outstanding debentures. We have allocated the 16 million shares registered pursuant to this registration statement for such purpose, and we may be required to register further shares if the Conversion Price decreases substantially.

Prepayment

We may redeem each of the debentures prior to its maturity date at 130% of the outstanding principal amount of the debentures, in addition to any unpaid interest and any default and penalty payments due. Upon notice of redemption, Bristol at its option may convert all or a portion of its outstanding debentures within 10 days of our notice.

Warrants

In connection with the first debenture, we issued Bristol a Class A warrant to purchase 1,700,000 shares of our common stock. The Class A warrant is exercisable for a period of seven years after issuance at a price per share equal to the Conversion Price. Bristol has sole discretion with respect to when and if it chooses to exercise any or all of the Class A warrant prior to its expiration. As additional fees for this transaction, we also issued 85,000 warrants to purchase shares of our common stock on the same terms as the Class A warrant.

In addition, we issued Bristol a Class B warrant to purchase an additional 12,000,000 shares of our common stock. Upon effectiveness of a registration statement for the shares of our common stock underlying all the debentures and Class A and B warrants, Bristol may be required to exercise the Class B warrant in conjunction with the mandatory monthly conversion of its debentures so that each month we will issue to Bristol, pursuant to the Class B warrant, a number of shares equal to 150% of the shares issued to Bristol pursuant to the monthly conversion of the debentures. Because Bristol is required to convert the debentures for a minimum number of shares equal to 5% of our aggregate trading volume for the preceding 60 trading days, this means that Bristol must exercise the Class B warrant during each monthly conversion period for a number of shares equal to 7.5% of such trading volume, provided that more than 2 million shares will not be issued per month pursuant to such conversion and exercise without our consent. For example, if the average trading volume of our common stock is 100,000 shares per day for 60 trading days, the aggregate trading volume is 6,000,000 shares. Bristol would be required to exercise the Class B warrant for a number of shares equal to 7.5% of the aggregate trading volume of 6,000,000 shares, or 450,000 shares. The term of the Class B warrant is 12 months from the effective date of a registration statement for the underlying shares of common stock, provided that the term will be extended for any period of time that this registration statement lapses in effect. The exercise price for the Class B warrant is the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 25%; and (ii) $0.215 per share.

The Company is not including the shares underlying the Class A and Class B warrants in the current Pre-effective Amendment to the Registration Statement. It will not register them until the warrants have been exercised and the warrant shares are subject to market risk.

We did not receive any additional consideration over and above the negotiated price for the debentures in connection with the issuance of the Class A and B warrants. The Class A and B warrants were contemplated and considered a part of the negotiated transaction for the debentures issued to Bristol. As of February 11, 2002 the price of our common stock was $0.25.

The Class A and Class B warrants were intended to act as consideration for the investment by Bristol and also to provide the Company with immediate cash upon their exercise. The Class B warrants were intended to provide the Company with cash over a one year period following the effective date of the registration statement for the shares underlying the debentures and warrants.

SELLING SECURITY HOLDER

The number of shares set forth in the table for Bristol Investment Fund, Ltd. represents an estimate of the number of shares of common stock to be offered by Bristol. The actual number of shares of common stock issuable upon conversion of the debentures and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this Prospectus, and included in the registration statement of which this Prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the debentures and exercise of related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933, as amended.

Under the terms of the debentures and the related warrants, the debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 4.9% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling security holder exceeds the number of shares of common stock that the selling security holder could own beneficially at any given time through its ownership of the debentures and the warrants. In that regard, the beneficial ownership of the common stock by the selling security holder set forth in the table is not determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The applicable percentage of ownership listed below is based on 155,614,521 shares of common stock outstanding as of
January 31, 2003.

	Common Stock Beneficially Owned Prior to Offering		Common Stock to be Sold	Common Stock Beneficially Owned After Offering
Holder	Number		Number	Number		Percent
Alexander Dunham Capital Group, Inc. (1)	8,500		8,500	-0-		0%
Bristol Capital, LLC (2)	76,500		76,500	-0-		0%
Bristol Investment Fund, Ltd. (3)	30,215,000	(4)	30,215,000	31,800,000	(5)	20%

(1)	Alexander Dunham Capital Group, Inc. is a registered broker-dealer. The shares listed are issuable upon exercise of a warrant granted to the selling stockholder in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants.

(2)	Bristol Capital, LLC is a private limited liability company with principal offices in Hollywood, California, and is an affiliate of Bristol Investment Fund, Ltd. The shares listed are issuable upon exercise of a warrant granted to the selling stockholder in consideration of its introduction to Bristol and further assistance in completing the private placement of the convertible debentures and warrants.

(3)	Bristol Investment Fund, Ltd. is engaged in the business of investing in publicly-traded equity securities for its own account. Bristol’s principal offices are located at Caledonian House, Jennett Street, Georgetown, Grand Cayman, Cayman Islands. Investment decisions for Bristol and decisions related to the voting of stock held by Bristol are made by Bristol’s investment adviser, Bristol DLP, LLC. Paul Kessler and Diana Derycz Kessler are the managers of Bristol DLP, LLC.

(4)	Includes 4,462,425 shares of common stock that have been issued as a result of the conversion of $59,970 of the 12% secured convertible debentures plus interest and 25,752,575 shares which may be issuable upon conversion pursuant to $465,030 face value of the 12% secured convertible debentures.

(5)	Includes 13.7 million shares of common stock underlying Class A and B warrants issued to Bristol Investment Fund, Ltd. which are excluded from the offering. Further includes an additional 18.1 million shares underlying a $325,000 12% secured convertible debenture issued to Bristol Investment Fund Ltd. which shares are not included in the offering. The number of shares of common stock underlying the debenture is based on the following calculation and assumptions:

30% discount to average of 3 lowest-traded share prices of Calypte Common Stock in the 20 business days ending December 31, 2002 = 70% * $0.051 = $0.036 per share.

$325,000/$0.036 = 9.0 million shares * 200% required coverage = 18.1 million shares.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 200 million shares of common stock and five million shares of preferred stock. The following summaries of certain provisions of the common stock and preferred stock do not purport to be complete and are subject to, and qualified in their entirety by the provisions of our Certificate of Incorporation, as amended.

Common Stock.    As of January 31, 2003, there were 155,614,521 shares of common stock outstanding, which were held of record by approximately 400 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock.    The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of the Company without further action by the stockholders.

Warrants.    As of January 31, 2003, we had outstanding warrants to purchase 18,828,905 shares of common stock, at a weighted average exercise price of $0.36 per share. Such warrants expire on various dates, the latest of which is February 11, 2009. Included in the above number are the following warrants that we granted in connection with the 12% secured convertible debentures: We granted warrants for 1,785,000 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 30% and (ii) $0.115 per share, at any time up to and including the seventh anniversary of their issuance. In addition, we granted a Class B warrant for 12,000,000 shares of common stock, exercisable for the lesser of (i) the average of the lowest three trading prices during the 20 trading days immediately prior to exercise discounted by 25% and (ii) $0.215 per share, which must be exercised in conjunction with mandatory conversions of the debentures at a minimum monthly rate described in the “Warrants” section of this registration statement, and which expire on the first anniversary following the effectiveness of this registration statement.

Stockholders Rights Plan.    On December 15, 1998, our board of directors declared a dividend distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock of the Company. The dividend was payable to the stockholders of record on January 5, 1999 with respect to each share of common stock issued thereafter until a subsequent “distribution date” defined in a Rights Agreement and, in certain circumstances, with respect to shares of common stock issued after the Distribution Date. The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights should not interfere with any tender offer, or merger, which is approved by us because the Rights do not become exercisable in the event of an offer or other acquisition exempted by our Board of Directors.

Equity Line.    We currently have an equity line facility with Townsbury Investments Ltd. which provides for a maximum amount of draw down under the facility based upon a formula of the weighted average price of our common stock and its trading volume during the sixty (60) calendar day period immediately preceding our delivery of a draw down notice to Townsbury multiplied by the number of days in the draw down period. We are allowed to exceed the maximum draw down only if we agree to set the minimum threshold price of the draw down, which is the stock price below which we will not sell stock to Townsbury under the equity line, at 80% of the average of the five (5) daily weighted average prices immediately prior to the issuance of the draw down notice. As of December 16, 2002 we have drawn down on the Townsbury credit facility $3.4 million and have issued 25.7 million shares of our common stock. To better illustrate how our equity line functions, the following is a sample draw down calculation:

For purposes of this example, suppose that we provide a draw down notice to TIL, and that we stipulate that there be 20 trading days in the pricing period and we set the threshold price as $0.14 per share, below which we will not sell any shares to TIL during this draw down period. Suppose further that the total daily trading volume for the 60 calendar days prior to our draw down notice is 10,279,800 shares and that the average of the volume-weighted average daily prices of our Common Stock for the 60 calendar days prior to the notice is $0.2385. Finally, assume that we will not elect to increase the investment amount or the threshold price during the pricing period. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

•	20 divided by 20, multiplied by

•	the total trading volume for the 60 calendar day period prior to our draw down notice, 10,279,800, multiplied by

•	the average of the volume-weighted average daily prices of our Common Stock for the 60 calendar days prior to the draw down notice, $0.2385, multiplied by

•	7.5%

•	equals $183,867.

Therefore, unless the threshold price is equal to or greater than 80% of the 5 daily volume-weighted average prices immediately prior to the date of the applicable draw down notice, the maximum amount we can draw down under the formula is capped at $183,867. The actual draw down amount is subject to downward adjustments if the volume-weighted average price on any trading days during the pricing period is less than $0.14, trading of our Common Stock is halted or resales made pursuant to this registration statement is suspended for more than 3 hours in a trading day during the pricing period. For example, if the volume-weighted average daily price of our Common Stock is below $0.14 on two of those 20 days, the $183,867 would be reduced by  1/20 for each of those days and our draw down amount would be  18/20 of $183,867, or $165,480.

Sample Calculation of Number of Shares

Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our Common Stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

 1/20 of the draw down amount of $183,867, divided by

88% of the volume-weighted average daily price.

For example, for the first trading day in the example in the table below, the calculation is as follows:  1/20th of $183,867 is $9,193. Divide $9,193 by 88% of the volume-weighted average daily price for that day of $0.1765 per share, to get 59,190 shares. Perform this calculation for each of the 20 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $0.14 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 4 and 5.

After excluding the days that are below the threshold price, the amount of our draw down in this example would be $165,480, $73,546 of which would be settled on day 10 for the first settlement period, and $91,933 of which would be settled on day 20 for the second settlement period. The total number of shares that we would issue to TIL for this draw down request would be 827,489 shares, so long as those shares do not cause the TIL’s beneficial ownership to exceed 9.9% of our issued and outstanding Common Stock. TIL would pay $165,480, or $0.20 per share, for these shares.

Trading Day	Volume Weighted Average Price(1)	Draw Down Amount	Number of Shares Sold
1	$0.1765	$ 9,193.35	59,160
2	$0.1689	$ 9,193.35	61,853
3	$0.1614	$ 9,193.35	664,727
4	$0.1103	(2)	(2)
5	$0.1372	(2)	(2)
6	$0.1666	$ 9,193.35	62,707
7	$0.2167	$ 9,193.35	48,209
8	$0.2685	$ 9,193.35	38,909
9	$0.2672	$ 9,193.35	39,098
10	$0.2493	$ 9,193.35	41,905
11	$0.2352	$ 9,193.35	44,417
12	$0.2343	$ 9,193.35	44,588
13	$0.2338	$ 9,193.35	44,683
14	$0.2170	$ 9,193.35	48,143
15	$0.2350	$ 9,193.35	44,455
16	$0.2700	$ 9,193.35	38,693
17	$0.2685	$ 9,193.35	38,909
18	$0.2916	$ 9,193.35	35,826
19	$0.2871	$ 9,193.35	36,388
20	$0.3003	$ 9,193.35	34,789
Total		$165,480.30	827,489

(1)	The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our Common Stock.

(2)	Excluded because the volume-weighted average daily price is below the threshold specified in our hypothetical draw down notice.

We would receive the amount of our draw down $165,480 less a 5% cash fee paid to the placement agent of $8,274, less a $1,000 escrow fee for net proceeds to us of approximately $156,206.

PLAN OF DISTRIBUTION

Bristol will offer the shares registered pursuant to this Prospectus for its own account and not for our account and may be deemed an underwriter within the meaning of Section 2(a)(ii)(1) of the Securities Act of 1933, as amended. We will not receive any proceeds from the sale of common stock by Bristol. Bristol may be offering for sale up to the entire amount of common stock acquired by it upon conversion of the debentures described under the section above entitled “12% Secured Convertible Debentures and Related Warrants.” Bristol may be deemed to be a statutory underwriter within the meaning of the Securities Act of 1933, as amended, in connection with such sales of common stock and will be acting as an underwriter in its resales of the common stock under this Prospectus. Bristol has, prior to any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this Prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Securities Exchange Act of 1934, as amended.

The shares being offered by the selling security holders or their respective pledgees, donees, transferees or other successors in interest, will be sold from time to time in one or more transactions, which may involve block transactions:

•	on the Over-the-Counter Bulletin Board or on such other market on which the common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares;

•	short sales; or

•	any combination thereof.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	at negotiated prices; or

•	such other price as the selling stockholder determines from time to time.

The shares may also be sold pursuant to Rule 144. The selling security holder shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling security holders cannot assure that all or any of the shares offered in this Prospectus will be issued to, or sold by, the selling security holders. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus, may be deemed “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts.

The selling security holders, alternatively, may sell all or any part of the shares offered in this Prospectus through an underwriter. The selling security holders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited form simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We will not receive any of the proceeds from the sale of these shares of common stock, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part and have reimbursed Bristol $26,000 for its legal and administrative costs. In consideration of our introduction to Bristol and for further assistance in completing the private placement of the convertible debentures and warrants, we have also issued a warrants for 8,500 shares of our common stock to Alexander Dunham Securities, Inc., a licensed broker-dealer, and for 76,500 shares to Bristol Capital, LLC, an affiliate of Bristol Investment Fund, Ltd., each with terms substantially similar to the Class A warrant issued to the debenture holder. In addition, we are obligated to pay a 10% fee to Dunham on all proceeds we receive upon issuance of the convertible debentures and exercise of the Class A and Class B warrants.

We have agreed to indemnify the selling security holder, or its transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling security holder or its respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Baratta & Goldstein, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Calypte Biomedical Corporation and subsidiary as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The reports of KPMG LLP covering the December 31, 2001, consolidated financial statements and consolidated financial statement schedule contain an explanatory paragraph that states that the Company’s recurring losses from operations and accumulated deficit raise substantial doubts about the entity’s ability to continue as a going concern. The consolidated financial statements and consolidated financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

SEC registration fees	$600.00

Legal fees and expenses	$220,000.00

Accountants’ fees	$79,200.00

Miscellaneous	$30,000.00

Total	$329,800.00

Item 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VIII of the Registrant’s Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of the Registrant’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

Calypte has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Calypte’s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 16.    Exhibits.

The exhibits filed as part of this Registration Statement are as follows:

2.1^^	Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge.

3.1%	Bylaws of the Registrant, as amended on April 19, 2000.

3.2**	Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware corporation, filed July 31, 1996.

3.3†††	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical Corporation effective as of September 28, 2001.

4.1^^^^	Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights Agents dated December 15, 1998.

4.2^^^^^	Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.3^^^^^	Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.4^^^^^	Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.5^^^^^	Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.6^^^^^	Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.7^^^^^	Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.8^^^^^	Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital Group, Inc.

4.9^^^^^	Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

5.1	Opinion of Baratta & Goldstein.

10.1*	Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2††††	2000 Incentive Stock Plan, as amended.

10.3####	1995 Director Option Plan, as amended.

10.4††††	1995 Employee Stock Purchase Plan.

10.5*	Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of November 30, 1990.

10.6*	Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*	Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.

10.12*	Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*	License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*	First Amendment to License Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.17*	Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*	Third Amendment to License Agreement between the Registrant and New York University, dated as of January 31, 1996.

10.19^*	Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*	First Amendment to Research Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.21^*	Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March 31, 1992.

10.22^*	Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.23^*	Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.24^*	Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*	Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*	Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of August 7, 1994.

10.29^*	Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*	Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*	Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20, 1993.

10.36*	Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20, 1993.

10.37**	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**	Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**	Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***	Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21, 1997.

10.42***	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated December 9, 1997.

10.45^^	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated April 25, 1998.

10.46****	Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****	Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****	Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21, 1998

10.50#	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated February 26, 1999

10.51##	Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##	Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of September 9,1999

10.53##	Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##	Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****	Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek, Inc., Tenant, dated as of October 22, 1996

10.56*****	First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek, Inc., Tenant, dated October 2, 1997

10.57*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux, Inc. dated as of December 17, 1998

10.58*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated October 12, 1999

10.60*****	Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****	Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****	Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****	Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30, 2000.

10.66###	Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###	Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###	Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####	Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####	Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####	Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology Development Co. Ltd. dated as of May 16, 2000.

10.72####	Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24, 2000.

10.73^####	Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.74####	2000 Equity Incentive Plan.

10.75####	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated June 26, 2000.

10.76####	Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####	Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####	Extension of Consulting Agreement between Registrant and John DiPietro effective as of September 17, 2000.

10.79††	Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.80%	Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of October 19, 2000.

10.81%	Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated October 31, 2000.

10.82%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%	Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84†	Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury Investments Limited.

10.85†	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.86†	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.87†	Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C. dated November 2, 2000.

10.88†	Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%	Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90%%%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91%%%	Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92††	Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.93††	Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94††	Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January 24, 2001.

10.95††	6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO International, S.A.

10.96††	6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO International, S.A.

10.97†††	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.98†††	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.99†††	Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC dated August 23, 2001.

10.100†††	Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury Investments Limited.

10.109%%%	Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.

10.110%%%	Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>	Form of Subscription Agreement and 8% Convertible Note.

10.112>>	Form of Subscription Agreement and 8% Convertible Note Issued July 17, 2002 by Registrant.

10.113>>	Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>	Amendment to Non-Exclusive Patent and License Agreement between Registrant and Public Health Service, dated April 5, 2002.

10.115>>>	Investment Commitment Arrangement with Cataldo Investment Group.

10.116>>>	Term Sheet for Mercator Momentum Fund LP and Form of Registration Rights Agreement.

10.117>>>	Form of Subscription Agreement under Regulation S for Caledonia Corporate Group Ltd. and Careen Ltd.

10.118>>>	Bi-Coastal Consulting, Inc. Agreements.

10.119>>>>	Employment Agreement between the Registrant and Nancy E. Katz, dated October 31, 2002.

10.120>>>>>	12% Convertible Debenture Agreement and related Warrant and Registration Rights Agreement dated as of October 22, 2002 between Registrant and Mercator Momentum Fund, L.P.

10.121<	Distribution Agreement between the Registrant and Zhong Yang Pute Co. dated as of October 10, 2002.

10.122<<	Amendment to Agreement with Mercator Momentum Fund dated as of December 23, 2002.

10.123<<<	10% convertible Debenture and related Registration Rights Agreement dated as of January 14, 2003 between Registrant and Mercator Focus Fund, L.P.

10.124<<<<	Distribution and Usage Memorandum of Understanding between Registrant and Safe Blood for Africa Foundation, dated as of December 10, 2002.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).

*

Incorporated by reference from exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 28, 1997.

***	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 25, 1998.

****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 25, 1999.

*****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 30, 2000.

^	Confidential treatment has been granted as to certain portions of this exhibit.

^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 12, 1998.

^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 4, 1999.

^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 16, 1998.

^^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated February 15, 2002.

†	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

†††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

††††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-8 (File No. 333-70890) file on October 3, 2001.

#	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 15, 1999.

##	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 15, 1999.

###	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 12, 2000.

####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 10, 2000.

#####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 7, 2000.

%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 5, 2001.

%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2001.

%%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 11, 2002.

%%%%	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-84660) filed on March 21, 2002.

>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated June 3, 2002.

>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2002.

>>>	Incorporated be reference from an exhibit filed with the Company’s Report on Form 8-K dated November 12, 2002.

>>>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 14, 2002.
>>>>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 10, 2002.
<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q/A (No.3) dated February 4, 2003.
<<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K/A dated January 21, 2003.
<<<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 21, 2003.
<<<<	Incorporated by reference from an exhibit filed with the Company’s Registration on Form S-2/A (No. 5) dated February 4, 2003.

Item 17.    Undertakings

(a)    The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

6.	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Calypte Biomedical Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alameda, State of California, on the 13th day of February, 2003.

CALYPTE BIOMEDICAL CORPORATION

By:	/S/ NANCY E. KATZ
Nancy E. Katz Chief Executive Officer, President and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Nancy E. Katz and Richard Brounstein his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ NANCY E. KATZ Nancy E. Katz	President, Chief Executive Officer and Director	February 13, 2003

/S/ ANTHONY J. CATALDO Anthony J. Cataldo	Executive Chairman of the Board of Directors	February 13, 2003

/S/ RICHARD D. BROUNSTEIN Richard D. Brounstein	Executive Vice President, Chief Financial Officer and Director	February 13, 2003

/S/ JOHN J. DIPIETRO John J. DiPietro	Director	February 13, 2003

/S/ PAUL FREIMAN Paul Freiman	Director	February 13, 2003

Signature	Title	Date

/S/ JULIUS R. KREVANS, M.D. Julius R. Krevans, M.D.	Director	February 13, 2003

/S/ MARK NOVITCH, M.D. Mark Novitch, M.D.	Director	February 13, 2003

/S/ ZAFAR I. RANDAWA Zafar I. Randawa, Ph.D.	Director	February 13, 2003

EXHIBIT INDEX

2.1^^	Asset Purchase Agreement, dated as of November 18, 1998, between Calypte and Cambridge.

3.1%	Bylaws of the Registrant, as amended on April 19, 2000.

3.2**	Restated Certificate of Incorporation of Calypte Biomedical Corporation, a Delaware corporation, filed July 31, 1996.

3.3†††	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Calypte Biomedical Corporation effective as of September 28, 2001.

4.1^^^^	Rights Agreement between the Registrant and ChaseMellon Shareholders L.L.C. as Rights Agents dated December 15, 1998.

4.2^^^^^	Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.3^^^^^	Registration Rights Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.4^^^^^	Security Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.5^^^^^	Form of Secured Convertible Debenture Securities Purchase Agreement between the Registrant and Bristol Investment Fund, Ltd. dated as of February 11, 2002.

4.6^^^^^	Class A Stock Purchase Warrant for 1,700,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.7^^^^^	Class B Stock Purchase Warrant for 12,000,000 shares of Common Stock issued to Bristol Investment Fund, Ltd.

4.8^^^^^	Stock Purchase Warrant for 8,500 shares of Common Stock issued to Alexander Dunham Capital Group, Inc.

4.9^^^^^	Stock Purchase Warrant for 76,500 shares of Common Stock issued to Bristol Capital, LLC.

5.1	Opinion of Baratta & Goldstein.

10.1*	Form of Indemnification Agreement between the Company and each of its directors and officers.

10.2††††	2000 Incentive Stock Plan, as amended.

10.3####	1995 Director Option Plan, as amended.

10.4††††	1995 Employee Stock Purchase Plan.

10.5*	Lease Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of November 30, 1990.

10.6*	Second Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of May 14, 1991.

10.7*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of February 5, 1992.

10.8*	Lease Extension Agreement between Registrant and Charles A. Grant and Mark Greenberg, dated as of April 15, 1993.

10.9*	Standard Form Lease 1255-1275 Harbor Bay Parkway Harbor Bay Business Park between Commercial Center Bank and the Registrant, dated as of August 22, 1992.

10.12*	Employment Agreement between the Registrant and Howard B. Urnovitz, dated as of January 25, 1995.

10.15^*	License Agreement between the Registrant and New York University, dated as of August 13, 1993.

10.16*	First Amendment to License Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.17*	Second Amendment to License Agreement between the Registrant and New York University, dated as of October 15, 1995.

10.18^*	Third Amendment to License Agreement between the Registrant and New York University, dated as of January 31, 1996.

10.19^*	Research Agreement between the Registrant and New York University, dated August 12, 1993.

10.20^*	First Amendment to Research Agreement between the Registrant and New York University, dated as of January 11, 1995.

10.21^*	Sublicense Agreement between the Registrant and Cambridge Biotech Corporation, dated as of March 31, 1992.

10.22^*	Master Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.23^*	Sub-License Agreement between the Registrant and Cambridge Biotech Corporation, dated as of April 12, 1996.

10.24^*	Agreement between the Registrant and Repligen Corporation, dated as of March 8, 1993.

10.25^*	Non-Exclusive License Agreement between the Registrant and The Texas A&M University System, dated as of September 12, 1993.

10.27^*	Distribution Agreement between the Registrant and Otsuka Pharmaceutical Co., Ltd., dated as of August 7, 1994.

10.29^*	Distribution Agreement between the Registrant and Travenol Laboratories (Israel), Ltd., dated as of December 31, 1994.

10.33*	Form of Option Agreement for Stockholders of Pepgen Corporation, dated as of October 12, 1995.

10.35*	Equipment Lease Agreement between the Registrant and Phoenix Leasing, dated as of August 20, 1993.

10.36*	Equipment Lease Agreement between the Registrant and Meier Mitchell/GATX, dated as of August 20, 1993.

10.37**	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated as of February 3, 1997.

10.39**	Equipment Lease Agreement between the Registrant and MMC/GATX, dated September 30, 1996.

10.40^**	Joint Venture Agreement between the Registrant and Trinity Biotech plc

10.41***	Second Addendum to Lease between the Registrant and Commercial Center Bank dated as of July 21, 1997.

10.42***	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated December 9, 1997.

10.45^^	Lease extension agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated April 25, 1998.

10.46****	Employment Agreement between the Registrant and William A. Boeger dated as of October 28, 1998.

10.47****	Employment Agreement between the Registrant and John J. DiPietro dated as of October 28, 1998.

10.48****	Guaranty made by Chih Ping Liu for the benefit of the Registrant dated September 30, 1998.

10.49#	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated December 21, 1998

10.50#	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated February 26, 1999

10.51##	Non-Exclusive Patent and License Agreement between the Registrant and Public Health Service, dated June 30, 1999

10.52##	Distribution Agreement between the Registrant and Carter-Wallace, Inc., dated as of September 9,1999

10.53##	Letter Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.54##	Consulting Agreement between the Registrant and John J. DiPietro, dated as of September 17, 1999

10.55*****	Master Lease Agreement between Aquila Biopharmaceuticals, Inc., Landlord, and Biomerieux Vitek, Inc., Tenant, dated as of October 22, 1996

10.56*****	First Amendment to Lease between Aquila Biopharmaceuticals, Inc. Landlord, and Biomerieux Vitek, Inc., Tenant, dated October 2, 1997

10.57*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, assignee of Biomerieux, Inc. dated as of December 17, 1998

10.58*****	Sublease Agreement between Registrant and Cambridge Biotech Corporation, sublessee of DynCorp, dated as of December 17, 1998

10.59*****	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated October 12, 1999

10.60*****	Consulting Agreement between the Registrant and William A. Boeger dated as of October 18, 1999

10.61*****	Consulting Agreement between the Registrant and David Collins dated as of October 18, 1999

10.62*****	Employment Agreement between the Registrant and Nancy E. Katz, dated as of October 18, 1999

10.63*****	Letter of Intent re Modification of Distribution Agreement between Registrant and Otsuka Pharmaceutical Co., Ltd. dated as of December 10, 1998

10.64###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of November 15, 1999.

10.65###	Loan Modification Agreement between Registrant and Silicon Valley Bank dated as of January 30, 2000.

10.66###	Restated Technology Rights Agreement between Registrant and Howard B. Urnovitz, Ph.D. dated as of March 1, 2000.

10.67###	Technology Rights Agreement between Registrant and Chronix Biomedical dated as of March 1, 2000.

10.68^ ###	Exclusive Independent Contractor Agreement for Project Sentinel between Clinical Reference Laboratory, Inc. and Registrant dated as of January 21, 2000.

10.69^####	Distribution Agreement between the Registrant and American Edge Medical, dated as of May 1, 2000.

10.70^####	Distribution Agreement between the Registrant and Biobras S.A., dated as of May 11, 2000.

10.71^####	Distribution Agreement between the Registrant and Beijing Hua Ai Science and Technology Development Co. Ltd. dated as of May 16, 2000.

10.72####	Loan Modification Agreement between the Registrant and Silicon Valley Bank, dated as of May 24, 2000.

10.73^####	Fourth Amendment to the License Agreement between the Registrant and New York University, dated as of June 1, 2000.

10.74####	2000 Equity Incentive Plan.

10.75####	Lease Extension Agreement between the Registrant and Charles A. Grant and Mark Greenberg, dated June 26, 2000.

10.76####	Secured Promissory Note between the Registrant and Howard B. Urnovitz, dated June 30, 2000.

10.77^#####	Temporary Distribution Agreement between the Registrant and American Edge Medical Company effective August 1, 2000.

10.78#####	Extension of Consulting Agreement between Registrant and John DiPietro effective as of September 17, 2000.

10.79††	Convertible Debentures and Warrants Purchase Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.80%	Extension of Consulting Agreement between the Registrant and William A. Boeger dated as of October 19, 2000.

10.81%	Second Amendment to Employment Agreement between the Registrant and Howard B. Urnovitz dated October 31, 2000.

10.82%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2000.

10.83^%	Agreement between the Registrant and Carter-Wallace, Inc. dated December 12, 2000.

10.84†	Stock Purchase Warrant to purchase common stock dated January 24, 2001 issued to Townsbury Investments Limited.

10.85†	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.86†	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated November 2, 2000.

10.87†	Escrow Agreement among Calypte, Townsbury Investments Limited and Epstein, Becker & Green, P.C. dated November 2, 2000.

10.88†	Amendment to Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated January 24, 2001.

10.89%%	Agreement for Purchase and Sale of Preferred Stock of Pepgen Corporation between Registrant and Biotechnology Development Fund, L.P. and Biotechnology Fund II, L.P. dated April 17, 2001

10.90%%%	Consulting Agreement between the Registrant and David Collins dated as of October 19, 2001

10.91%%%	Third Addendum to Lease between the Registrant and Gee-Aspora LLC dated as of October 31, 2001

10.92††	Registration Rights Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.93††	Escrow Agreement between the Registrant and AMRO International, S.A. dated January 22, 2001.

10.94††	Stock Purchase Warrant to purchase common stock issued to AMRO International, S.A. on January 24, 2001.

10.95††	6% Convertible Debenture in the principal amount of $550,000, due April 26, 2001, issued to AMRO International, S.A.

10.96††	6% Convertible Debenture in the principal amount of $550,000, due June 11, 2001, issued to AMRO International, S.A.

10.97†††	Common Stock Purchase Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.98†††	Registration Rights Agreement between Calypte and Townsbury Investments Limited dated August 23, 2001.

10.99†††	Escrow Agreement among Calypte, Townsbury Investments Limited and New York Escrow Services, LLC dated August 23, 2001.

10.100†††	Stock Purchase Warrant to purchase Common Stock dated October 19, 2001 issued to Townsbury Investments Limited.

10.109%%%	Form of Common Stock Purchase Agreement between the Registrant and certain Purchasers dated November 13, 2001.

10.110%%%	Form of Common Stock Purchase Agreement with certain trade creditors issued pursuant to a private placement completed on February 12, 2002.

10.111>	Form of Subscription Agreement and 8% Convertible Note.

10.112>>	Form of Subscription Agreement and 8% Convertible Note issued June 17, 2002 by Registrant.

10.113>>	Employment Agreement between the Registrant and Anthony J. Cataldo dated May 10, 2002.

10.114>>	Amendment to Non-Exclusive Patent and License Agreement between Registrant and Public Health Service, dated April 15, 2002.

10.115>>>	Investment Commitment Arrangement with Cataldo Investment Group.

10.116>>>	Term Sheet for Mercator Momentum Fund LP and Form of Registration Rights Agreement.

10.117>>>	Form of Subscription Agreement under Regulation S for Caledonia Corporate Group Ltd. and Careen Ltd.

10.118>>>	Bi-Coastal Consulting, Inc. Agreement.

10.119>>>>	Employment Agreement between the Registrant and Nancy E. Katz, dated October 31, 2002.

10.120>>>>>	12% Convertible Debenture Agreement and related Warrant and Registration Rights Agreement dated as of October 22, 2002 between Registrant and Mercator Momentum Fund, L.P.

10.121<	Distribution Agreement between the Registrant and Zhong Yang Pute Co. dated as of October 10, 2002.

10.122<<	Amendment to Agreement with Mercator Momentum Fund dated as of December 23, 2002.

10.123<<<	10% convertible Debenture and related Registration Rights Agreement dated as of January 14, 2003 between Registrant and Mercator Focus Fund, L.P.

10.124<<<<	Distribution and Usage Memorandum of Understanding between Registrant and Safe Blood for Africa Foundation, dated as of December 10, 2002.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Auditors.

23.2	Consent of Baratta & Goldstein (included in opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page to this Registration Statement).

*

Incorporated by reference from exhibits filed with the Company’s Registration Statement on Form S-1 (File No. 333-04105) filed on May 20, 1996, as amended to June 25, 1996, July 15, 1996 and July 26, 1996.

**	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 28, 1997.

***	Incorporated by reference from exhibits filed with the Company’s Report on Form 10-K dated March 25, 1998.

****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 25, 1999.

*****	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 30, 2000.

^	Confidential treatment has been granted as to certain portions of this exhibit.

^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 12, 1998.

^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 4, 1999.

^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 16, 1998.

^^^^^	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated February 15, 2002.

†	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-54316) filed on January 25, 2001, as amended on February 9, 2001.

††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-3 (File No. 333-58960) filed on April 13, 2001.

†††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-72268) filed on October 26, 2001.

††††	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-8 (File No. 333-70890) file on October 3, 2001.

#	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 15, 1999.

##	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 15, 1999.

###	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated May 12, 2000.

####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 10, 2000.

#####	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 7, 2000.

%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 5, 2001.

%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2001.

%%%	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-K dated March 11, 2002.

%%%%	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2 (File No. 333-84660) filed on March 21, 2002.

>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated June 3, 2002.

>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated August 14, 2002.

>>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated November 12, 2002.

>>>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q dated November 14, 2002.

>>>>>	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated December 10, 2002.

<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 10-Q/A(No.3) dated February 4, 2003.

<<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K/A dated January 21, 2003.

<<<	Incorporated by reference from an exhibit filed with the Company’s Report on Form 8-K dated January 21, 2003.

<<<<	Incorporated by reference from an exhibit filed with the Company’s Registration Statement on Form S-2/A (No. 5) dated February 4, 2003.